                                       FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                               Report of Foreign Issuer
                        Pursuant to Rule 13a - 16 or 15d-16 of
                         the Securities Exchange Act of 1934

                             For the month of April, 1998

                             Intertape Polymer Group Inc.

             110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4


               [Indicate by check mark whether the registrant files or
             will file annual reports under over Form 20-F or Form 40-F.

                    Form 20-F    X               Form 40-F
                                -------                      -------


                  [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No    X
                              ------                   -------


                 [If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule 12g3-2(b):
  82-______

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERTAPE POLYMER GROUP INC.


April 21,  1998                         By:  /s/ Andrew M. Archibald C.A.
                                                -------------------------------
                                                 Vice President, Finance &
                                                 Chief Financial Officer

                              ANNUAL REPORT


          INTERTAPE
          POLYMER
          GROUP


                              1997


                                             inc.

2

Founded in 1981,


Intertape Polymer Group Inc. (IPG) is a leader in the development and production of specialized polyolefin plastic packaging products for industrial use.

Headquartered in Montreal, Quebec, the Company has over 1,850 employees and over
1.8 million square feet of manufacturing facilities and offices located in Florida, Georgia, Kentucky, Louisiana, Michigan, New Brunswick, Nova Scotia, Portugal, Quebec, Utah, Virginia and Wisconsin.

IPG's advanced manufacturing technologies provide for broad based product lines in pressure-sensitive and water-activated gummed carton sealing tapes, masking and filament tapes, high-performance specialty tapes, packaging equipment, shrink and stretch wrap films, woven products, soft drink transport & display cases and rentable produce containers.

Committed to quality control, innovation and customer service, IPG has carved a major presence in North America by focusing on large niche markets.

It's environmentally friendly, recyclable and competitively priced products are sold to industrial distributors and large corporations in the forest and paper products, chemicals, mining, automotive, agricultural, recreational, geotextile and beverage industries.

Intertape Polymer Group Inc. is a publicly traded company with common shares listed on the American Stock Exchange, and the Toronto Stock Exchange under the Stock Symbol ITP.

The Company is financially strong and is dedicated to being a low cost producer, expanding geographically and continuing product growth in major international niche markets.

--------------------------------------------------------------------------------
TABLE OF CONTENTS
Corporate Profile. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
1997 Share Trading Data. . . . . . . . . . . . . . . . . . . . . . . . . .  4
Message to Shareholders. . . . . . . . . . . . . . . . . . . . . . . . . .  5
Management's Discussion and Analysis . . . . . . . . . . . . . . . . . . .  7
Management's Responsibility for Financial Statements . . . . . . . . . . . 17
Auditor's Report to the Shareholders . . . . . . . . . . . . . . . . . . . 17
Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . . 18


--------------------------------------------------------------------------------
CORPORATE HEADQUARTERS


110 E  Montee de Liesse
Montreal, Quebec
Canada  H4T 1N4


Phone:    (514) 731-0731
Fax:      (514) 731-5477
Website:  WWW.INTERTAPEPOLYMER.COM
E-mail:   ITP$INFO@INTERTAPEIPG.COM


-------------------------------------------------------------------------------
MANUFACTURING LOCATIONS & DIVISIONAL OFFICES


            +  Augusta, Georgia, U.S.A.

//          +  Crowley, Louisiana, U.S.A.

     -  ++  +  Danville, Virginia, U.S.A.

//          +  Edmundston, New Brunswick, Canada

     -  ++  +  Green Bay, Wisconsin, U.S.A

     -      +  Lachine, Quebec, Canada

//   -      +  Marysville, Michigan, U.S.A.

     -  ++  +  Porto, Portugal

//   -  ++  +  Rayne, Louisiana, U.S.A.

        ++  +  Richmond, Kentucky, U.S.A.

//   -  ++  +  St. Laurent, Quebec, Canada

     -         Tampa, Florida, U.S.A.

     -  ++  +  Tremonton, Utah, U.S.A.

//   -      +  Truro, Nova Scotia, Canada

            +  Manufacturing Location
           ++  Distribution Center
            -  Divisional Office
           //  ISO Certified

4

-------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS


The data below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations. (In thousands of Canadian dollars except per share data and selected ratios.)



Years Ended December 31,                                                   1997        1996         1995
----------------------------------------------------------------------------------------------------------
RESULTS FROM OPERATIONS
 Consolidated sales. . . . . . . . . . . . . . . . . . . . . . . . . .   348,270     271,227      225,378
 Net earnings before restructuring charges (Cdn GAAP). . . . . . . . .    32,309         -            -
 Net earnings before restructuring charges (U.S. GAAP) . . . . . . . .    32,309         -            -
 Net earnings (Cdn GAAP) . . . . . . . . . . . . . . . . . . . . . . .    13,599      28,596       21,554
 Net earnings (U.S. GAAP). . . . . . . . . . . . . . . . . . . . . . .    13,599      28,956       22,073
 Cash from operations before funding of changes in
  non-cash working capital items . . . . . . . . . . . . . . . . . . .    60,770      43,405       34,666

PER COMMON SHARE
 Net earnings before restructuring charges (Cdn GAAP). . . . . . . . .      1.30         -            -
 Net earnings before restructuring charges (U.S. GAAP) . . . . . . . .      1.30         -            -
 Net earnings (Cdn GAAP) . . . . . . . . . . . . . . . . . . . . . . .      0.55        1.18         1.02
 Net earnings (U.S. GAAP). . . . . . . . . . . . . . . . . . . . . . .      0.55        1.20         1.04
 Cash from operations before funding of changes in
  non-cash working capital items . . . . . . . . . . . . . . . . . . .      2.45        1.79         1.63
 Book value after restructuring charges (Cdn GAAP) . . . . . . . . . .     10.00        9.53         8.23
 Book value after restructuring charges (U.S. GAAP). . . . . . . . . .     10.00        9.53         8.23

FINANCIAL POSITION
 Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . .    60,054      81,018       95,672
 Total assets (Cdn GAPP) . . . . . . . . . . . . . . . . . . . . . . .   596,043     348,578      300,540
 Total assets (U.S. GAPP). . . . . . . . . . . . . . . . . . . . . . .   596,043     348,578      300,540
 Total debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   234,377      67,909       55,770
 Shareholders' equity (Cdn GAAP) . . . . . . . . . . . . . . . . . . .   250,102     232,907      198,019
 Shareholders' equity (U.S. GAAP). . . . . . . . . . . . . . . . . . .   250,102     232,907      198,019

SELECTED RATIOS
 Working Capital . . . . . . . . . . . . . . . . . . . . . . . . . . .      1.55        3.02         3.57
 Debt/Capital Employed (Cdn GAAP). . . . . . . . . . . . . . . . . . .      0.48        0.29         0.28
 Debt/Capital Employed (U.S. GAAP) . . . . . . . . . . . . . . . . . .      0.48        0.29         0.28
 Return on equity before restructuring charges (Cdn GAAP). . . . . . .     12.0%         -            -
 Return on equity before restructuring charges (U.S. GAAP) . . . . . .     12.0%         -            -
 Return on equity after restructuring charges (Cdn GAAP) . . . . . . .      5.4%       12.3%        10.9%
 Return on equity after restructuring charges (U.S. GAAP). . . . . . .      5.4%       12.4%        11.1%

STOCK INFORMATION (in thousands)
 Weighted average shares o/s (Cdn GAAP). . . . . . . . . . . . . . . .    24,819      24,201       21,240
 Weighted average shares o/s (U.S. GAAP) . . . . . . . . . . . . . . .    24,819      24,201       21,240
TORONTO STOCK EXCHANGE:
   Market price at year end. . . . . . . . . . . . . . . . . . . . . .     30.75       28.00        21.44
   High: 52 weeks. . . . . . . . . . . . . . . . . . . . . . . . . . .     34.45       33.33        22.63
   Low: 52 weeks . . . . . . . . . . . . . . . . . . . . . . . . . . .     25.25       20.25        11.25
   Volume: 52 weeks. . . . . . . . . . . . . . . . . . . . . . . . . .     8,603       8,048        6,662
AMERICAN STOCK EXCHANGE:
   Market price at year end in U.S. $. . . . . . . . . . . . . . . . .     21.88       20.63        15.69
   High: 52 weeks in U.S. $. . . . . . . . . . . . . . . . . . . . . .     25.00       24.13        16.82
   Low: 52 weeks in U.S. $ . . . . . . . . . . . . . . . . . . . . . .     18.38       14.94         7.88
   Volume: 52 weeks. . . . . . . . . . . . . . . . . . . . . . . . . .     3,055       5,368        5,462

1997 SHARE TRADING DATA
-------------------------------------------------------------------------------

SYMBOL: ITP             TORONTO STOCK EXCHANGE                 AMERICAN STOCK EXCHANGE       | TOTAL
               -------------------------------------   ------------------------------------- | --------
               High      Low       Close     A.D.V.*   High      Low       Close     A.D.V.* | A.D.V.*
               -------------------------------------   ------------------------------------- | --------
                       Canadian $               #                U.S. $                 #    |    #
               -------------------------------------   ------------------------------------- | --------
                                                                                             |
1st Quarter    $33.85    $27.50    $28.50    33,523    $25.00    $19.88    $20.25    14,633  | 48,156
2nd Quarter    $29.20    $25.25    $28.65    56,655    $21.00    $18.38    $21.00    21,973  | 78,628
3rd Quarter    $34.30    $28.50    $33.60    27,730    $24.75    $20.75    $24.25     4,214  | 31,944
4th Quarter    $34.45    $27.00    $30.75    18,284    $25.00    $19.81    $21.88     8,783  | 27,067

                                                                                     *AVERAGE DAILY VOLUME


-------------------------------------------------------------------------------
MESSAGE TO SHAREHOLDERS


Intertape Polymer Group enjoyed an eventful and productive 1997, combining ongoing business development growth with a new record level in sales and profits. The year saw the successful integration of Tape, Inc. into the Company and the acquisition of American Tape. We had our first full year in the stretch wrap business and built a new manufacturing plant in Utah. Continuing our upward momentum, we are pleased to report:

     - Sales up 28.4% to $348.3 million
     - Gross profits increased by 22.8% to $96.4 million
     - Net income (before restructuring) up 12.9% to $32.3 million
     - Earnings per share (before restructuring) up 10.2% to $1.30
     - Dividends increased by 30.0% to $0.13

The Company announced a restructuring charge in the fourth quarter of $27.1 million ($18.7 million after tax) to reflect asset impairment of its FIBC operations. The continued market penetration of imports escalated during the last half of 1997 as a result of worldwide currency devaluation. To restore our competitive position and protect our margins, a decision was made to substantially restructure our domestic cost base and gradually transfer the majority of our FIBC manufacturing facilities outside Canada and the U.S. This asset restructuring confirms Intertape Polymer's commitment to the FIBC business and its customers. It will allow us to build on a strong market franchise with both imported and domestic products, while retaining the supply benefits achieved with woven raw materials from our Truro plant.


SALES AND ACQUISITIONS

Unit sales increased in all product lines during 1997 while generally lower selling prices put pressure on gross margins; lower material costs and increased efficiencies lessened the potential impact. We sold out our capacity in stretch wrap - a major achievement given that there was a 30% over-supply in the market. Woven product sales were strong and we enjoyed our usual double-digit increase in our historical products.

Tape, Inc. products contributed to new sales, with bottom-line benefits of the acquisition achieved by the fourth quarter. December marked the finalizing of the American Tape acquisition, a major step in our strategy to increase our product offering through both internal development and external purchases. American Tape's variety of products has enhanced our "one-stop shopping" position with a Basket of Products unique in the market. This will provide a value-added aspect in real dollar savings to our customers that is not available from our competitors. Still more improvement in gross margins and accelerated growth are anticipated in this area.


RESEARCH AND DEVELOPMENT

We made significant progress in the development of new films and woven products during 1997. As a result, two new Exlfilm shrink products will be introduced during the second quarter of 1998. This will complete our shrink products line and give us an opportunity to supply the 40% of the market from which we have been precluded. In addition, we have developed a series of low-gauge films to be manufactured in Utah and marketed in the first quarter of 1999.

The family of woven vinyl replacement products utilizing polyolefins continues to be developed and expanded. As we convert a wide range of end users, we are confident that our current high gross margins will continue to increase substantially.

6

-------------------------------------------------------------------------------
MESSAGE TO SHAREHOLDERS (Continued)


NEW UTAH FACILITY

In order to better service our West Coast customers, a new state-of-the-art 115,000 sq. ft. plant was constructed in Tremonton, Utah. Construction was completed in record time, within nine months from conception. The facility will produce both stretch wrap and shrink wrap for commercial release beginning the second quarter of 1998, and will further serve as a Distribution Center for the Company's entire product line.


JOINT VENTURES

Progress continues to be made in this area, with remarkable success. All output produced by the Company's Portuguese joint venture, FIBOPE, was sold out, with more than double capacity expected by mid-1998. IFCO's progress was slow but steady, and they remain ahead of the competition. As the last test in the total supply chain for a leading supermarket customer, major in-store trials are scheduled during the first quarter of 1998. It is anticipated that the positive results of these trials will generate industry-wide acceptance and buy-in.


LOOKING AHEAD

Intertape Polymer Group has immense opportunities to grow revenue and bottom line with the combination of new products and acquisitions. Our Basket of Products program makes us a leader in supply for Industrial Distribution, while our new woven products are poised to open up large niche markets. The Company's steadfast policy of cost reduction will help ensure healthy margins, and our new high value-added shrink films will further enhance them. In addition, we will continue to search out and acquire companies that can help us achieve our ambitious goals.

As a final note, I would like to acknowledge that our accomplishments and continuing growth are a direct result of the efforts of all our employees. Their ability to meet challenges head on is the reason why we can so successfully meet the needs of our many customers and, in so doing, fulfill the expectations of our shareholders.


/s/ Melbourne F. Yull


Melbourne F. Yull
Chairman & Chief Executive Officer
March 10, 1998

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


REVIEW OF OPERATIONS

SALES

Intertape Polymer Group's consolidated sales increased by 28.4% to $348.3 million for the year 1997; and last year recorded an increase of 20.4% to $271.3 million for the year, from $225.4 million for the year 1995. The Company manufactures packaging products made from various combinations of resins and papers, converted to high quality and value-added products. Management considers all products to be within one operational segment. All products are made from somewhat the same extrusion processes and differ only in the final stages of manufacturing. Furthermore, most of our products, while brought into the market through varying sales methods, generally bear the same economic characteristics.

The products are sold either through distributors or directly to end-users. In both cases, the Company's highly trained sales force works closely with the sales forces of the distributors, distributor's customer; or with the end user customer. Products sold through distributors are: pressure sensitive carton sealing tapes which include both hot-melt (introduced in 1981) and acrylic
(1995); water activated gummed carton sealing tape (1996); masking tapes (1997); shrink wrap (1992); stretch wrap (1996) and a line of carton sealing equipment
(1994). Examples of products sold directly to end users include a wide range of woven polyolefin products (1989); flexible intermediate bulk containers (FIBC's)
(1993); and transport and display cases (1989) that are either sold to the customer or rented.

The following are the highlights of factors that contributed to our change in sales during 1997. Most of the increases in sales dollars were as a direct result of increases in volume.

- In most of the major product lines within our product groups, selling prices generally fell throughout 1996 with the same trend continuing throughout 1997. This is in sharp contrast to 1995 where unit prices saw a significant increase during the year. Resin prices began to fall during the latter half of 1995 and a trend to lower unit selling prices started during the latter half of 1995 and continued through 1996 and 1997. Consequently, increases in sales resulting from increases in unit volume were offset by falling unit-selling prices of an average 10.0% each year for all product lines.

- During 1997 there was very little volume growth as a result of an acquisition concluded during the current year. Management signed the share purchase agreement with the shareholders of American Tape Co. (ATC) on December 15th, 1997 and therefore only the last several days of the year's revenue of ATC are included in our consolidated revenue. 1996 saw the Company increase some of its volume by way of acquisitions. In July of that year, the Company concluded the acquisition of Augusta Bag & Supply (increased


[SALES GRAPH]

8

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)


volume in the area of FIBC's); and during November the acquisition of Tape, Inc., which brought the new product line of water activated gummed tape. With the exception of sales recorded by our joint venture in Portugal (less than $1.0 million); there were no sales that were a result of an acquisition during 1995.

- Very few new products were introduced on the market in 1997. During 1996, the Company successfully introduced stretch wrap. In addition, various new woven products were introduced. Sales derived from new products amounted to approximately $29.7 million during 1996. There were no such new products introduced during 1995.

- Our U.S. derived sales increased in Canadian dollars by $4.2 million ($1.9 decrease last year) because of a 1.5% decline (0.6% increase for 1996) in the Canadian dollar against the US dollar during 1997.

Management is anticipating further increases in revenue during 1998 as a result of the following factors:

- Intertape Polymer Group is continuing to increase its manufacturing capacities. The highlight of 1996 was the acquisition of Tape, Inc. which has added significant additional revenue sources. The Company is in the final stages of completing a new facility located in Tremonton, Utah. It will house additional new extrusion and finishing equipment for shrink wrap and stretch wrap and should be fully operational during the 2nd quarter of 1998. The sales of ATC will be consolidated for a full year as opposed to a few days in 1997.

- The Company has enjoyed unit growth in all product lines under all prevailing economic conditions throughout its history. Management does not anticipate that this growth will diminish in any material way during 1998.

- 1997 saw a series of declines in unit selling prices. We currently anticipate that selling prices will remain stable for most product lines unless the trend in stable raw material costs changes.


GROSS PROFIT AND GROSS MARGIN

Intertape Polymer Group's gross profit increased 22.8% to $96.4 million in 1997 from $78.5 million for 1996. Gross profit increased 28.5% to $66.2 million in 1995 from $51.5 million for 1994. As a percentage of sales, gross margins decreased to 27.7% for 1997, from 28.9% for 1996 and 29.4% for 1995.

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)


- A program of continuous improvement has been a commitment of the Company. Since 1990, excluding business acquisitions, we have invested $209.0 million on equipment and processes in all plants to reduce waste and increase output, as well as on equipment to manufacture new products. Steady improvements were made during 1997 and efficiencies enabled the Company to increase sales without proportional cost increases. This was mitigated by lower selling prices in certain products and the result was a lower gross margin.

- During 1996 the Company successfully entered the stretch wrap business, as well as completed the acquisition of Tape, Inc. The margins for stretch wrap are currently lower than our normal margins because of over capacity in the market which lead to lower unit selling prices. The water-activated products of Tape, Inc. traditionally bear a lower gross margin. The impact of these two products has affected the gross profit line for 1997. Management estimated that the effect was a reduction of 2.0% gross margin.

Management foresees that the trend of increasing gross profit will continue for the following reasons:

- The impact of expanded plant outputs will continue during 1998 as further efficiency measures are implemented.

- New equipment, including the addition of shrink wrap and stretch wrap extruders in the new Utah plant will have an effect on gross profit for 1998.

- The acquisition of ATC in the latter days of 1997 will bring well in excess of $25.0 million in additional gross profit based solely on their results for the calendar year 1997. (Please refer to a broader discussion of ATC later in this section.)

- The stabilization of resin prices, the impact of our new West Coast facility which will lower shipping costs to the Western States, and increased sales lead management to believe that margins will improve for 1998.

[GROSS PROFIT & GROSS MARGIN GRAPH]

10

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses increased $8.9 million or 27.0% to $41.8 million ($6.8 million to $32.9 million for 1996 from $26.1 million for 1995). As a percentage of sales, these expenses decreased to 12.0% for 1997, compared to 12.2% for 1996 and 11.6% for 1995. These increases in expenses occurred for the following reasons:

- For 1997, SG&A expenses related to businesses acquired during 1996 were for a full twelve-month period as opposed to eight weeks and twenty-five weeks during 1996 for Tape, Inc. and Augusta Bag respectively. Even though these costs increased in gross dollars, they declined as a percentage of related sales. In addition, there is a small amount of SG&A dollars in 1997 as a result of the acquisition of ATC.

- With the introduction of stretch wrap as well as continued increases in unit volume in the shrink wrap product line, additional sales personnel and technical support staff were added in both 1996 and 1997. These films are speciality film products that require technical sales support.

- As a result of the decision to open a West Coast facility, the number of personnel in the Western States was increased during 1996.

- In addition, during 1997 additional product-marketing managers were added to our staff. They are currently in the process of setting up and implementing various marketing programs, which increased expenditures such as advertising, and attendance at trade shows.

- Finally, during 1997 the sales team and sales support units of Tape, Inc. were combined with the rest of the Company to make a more cohesive group reducing the number of positions on a combined overall.

Looking ahead, management believes that once the integration of the ATC sales group is finalized during the first half of 1998, taken as a percent of sales, SG&A costs should continue to decline.


RESEARCH AND DEVELOPMENT

With the addition of a director of R&D in 1996, as well as the effect of the ATC acquisition which has an extensive R&D group, management expects to increase R&D expenditures to 1.0% of sales.


OPERATING PROFIT

Intertape Polymer Group's operating profit (defined for these purposes as gross profit less selling, general and administrative expenses) increased $9.0 million to $54.7 million compared to $45.6 million for 1996, and to $40.1 million for 1995. As a percentage of sales, operating profits were 15.7% for 1997, as compared to 16.8% for 1996 and 17.8% for 1995.


[SELLING, GENERAL AND ADMINISTRATIVE GRAPH]

[RESEARCH AND DEVELOPMENT GRAPH]

[OPERATING PROFIT GRAPH]

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)


RESTRUCTURING CHARGES

During 1997 the Company recorded a restructuring charge of $27.1 million in relation to the Company's FIBC products. The Company entered into this market in 1993 with the acquisition of Cajun Bag & Supply Co.'s assets in Louisiana. The Company further increased capacity with the opening of a Canadian plant in Edmundston, New Brunswick and the acquisition of Augusta Bag & Supply Co. in 1996. The three FIBC facilities utilize woven fabric manufactured in our Nova Scotia facility and convert it into FIBC's.

The FIBC facilities are labour intensive and bear a larger proportion of labour as a percent of sales than any of our other products. Depending on the type of bag construction, labour can exceed 25.0% of sales. The labour rates of the two US facilities are up to ten times greater than those rates paid by off-shore competitors. Coupled with worldwide currency devaluation, the entire North American market has dramatically shifted to off-shore FIBC sources. Intertape enjoys its traditional margins at the fabric manufacturing level for making the bags. As is the case with most domestic converters in this industry, we cannot compete effectively with bags imported from low labour rate countries. This has prompted management to make two decisions in 1997 that will be fully implemented during 1998.

The first decision was to locate an exclusive contract producer outside of Canada and the U.S. and to supply them with Intertape's fabric to convert into bags. This program was introduced during the latter half of 1997 and has started to positively impact our FIBC converting margins. The second decision was to undertake a review of all FIBC facility assets. This review resulted in a decision to take a one-time charge against earnings totalling $27.1 million. The Company has written down goodwill previously purchased as part of the Cajun Bag and Augusta Bag acquisitions, written off certain assets within these facilities, reduced the carrying value of certain other assets within these operations and has made provisions for leases of property no longer in use and other anticipated costs related to the restructuring.


INCOME TAXES

The Company's income taxes declined to $6.1 million or 31.0% of earnings as compared to $11.8 million or 29.2% of earnings before income taxes in 1996 and from $12.5 million or 36.7% of earnings before income taxes for 1995. The Company's statutory income tax rate was 43.4% for 1997, 43.1% for 1996, and 43.3% for 1995. The impact of manufacturing and processing credits applied on a smaller income before taxes base has reduced the Company's effective income tax rate by 6.1% (2.7% in 1996 and 3.4% in 1995). The recovery of losses in foreign jurisdictions at lower statutory rates has increased the Company's effective tax rate by 3.2% (reduction of

[INCOME TAXES GRAPH]

12

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)


4.2% in 1996 and 2.6% in 1995). Finally, the Company entered into a series of transactions that resulted in permanent differences greater than that of previous years. For 1997 these differences are applied on a smaller base (earnings before income taxes), thus reducing the Company's effective income tax rate by 9.5% (7.0% in 1996 and 0.6% in 1995). It is expected that the effective tax rate for 1998 will settle around the 30.0% rate. This of course depends somewhat on there being no announced significant increases in corporate income tax rates for 1998 in Canada, the United States or Portugal.


NET EARNINGS - CANADIAN AND U.S. GAAP

Before the effect of the restructuring charge, net earnings under Canadian GAAP increased 13.0% to $32.3 million for 1997 from $28.6 million for 1996; which in turn was an increase of 32.7% over that of $21.6 million for 1995. Net earnings for 1997 prepared under Canadian GAAP conform in all material respects to amounts that would have been reported if the financial statements had been prepared under US GAAP.

Canadian GAAP permits the disclosure of a subtotal representing "Earnings before restructuring charges and income taxes". US GAAP does not permit the presentation of this subtotal. However, net earnings for 1997 under both Canadian and US GAAP were $13.6 million. Net earnings for 1996 were $28.6 million under Canadian GAAP ($21.6 million in 1995) and $29.0 million under US GAAP ($22.1 million in 1995).


EARNINGS PER SHARE - CANADIAN AND U.S. GAAP

CANADIAN GAAP

As noted previously, Canadian GAAP and US GAAP differ in the presentation of the restructuring charges taken against earnings during 1997. Neither allows for the presentation of earnings per share before the effect of this charge. Consequently, these charges that had the effect of $0.75 per share, are included in all computations of earnings per share.

- Basic earnings per share (EPS) decreased 53.4% to $0.55 from $1.18 in 1996 and $1.02 in 1995. The weighted average number of common shares outstanding for the purpose of the EPS calculation was 24.8 million shares for 1997, 24.2 million shares for 1996 and 21.2 million shares for 1995.

- Fully diluted EPS decreased 53.1% to $0.53 for 1997 from $1.13 in 1996 and $0.97 in 1995. The fully diluted EPS reflects the effects of stock options that have been granted to employees of the Company but that have not yet been exercised.

[NET EARNINGS - CDN AND U.S. GAAP GRAPH]

[EARNINGS PER SHARE - CDN AND U.S. GAAP GRAPH]

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)


U.S. GAAP

Earnings per share decreased 54.2% to $0.55 for 1997 from $1.20 in 1996 and $1.04 in 1995. The weighted average number of common shares outstanding used to compute earnings per share under U.S. GAAP was 24.8 million shares for 1997,
24.2 million shares for 1996 and 21.2 million shares in 1995. Starting in 1997, basic EPS under U.S. GAAP is calculated in a manner consistent with Canadian GAAP. Comparative figures have been restated accordingly.


LIQUIDITY AND CAPITAL RESOURCES

CHANGES IN CASH RESOURCES

Cash flow from operations before the funding of non-cash working capital items increased 40.0% to $60.8 million from $43.4 million in 1996 and $34.7 million in 1995. Of this amount, $22.0 million ($34.9 million for 1996 and $8.9 million for 1995) was used to fund the increase in non-cash working capital items.

Cash flow from financing transactions includes $166.1 million ($52.6 million in 1996 and $6.9 million in 1995) from the issuance of long term debt and $4.4 million ($1.0 million in 1996 and $0.6 million in 1995) from the issue of new common shares by way of the exercising of stock options. This was offset by cash being used to pay the annual dividend of $2.5 million ($2.0 million in 1996 and $1.4 million in 1995). Except for the exercising of stock options, the Company issued no shares in 1997. In 1996, $6.9 million worth of shares were issued in connection with a business acquisition and in 1995, a net amount of $62.8 million worth of shares were issued as part of a public offering.

Cash flow for investment transactions includes the outlay of $65.7 million ($12.1 million in 1996 and $3.9 million in 1995) as a result of business acquisitions and $58.2 million ($58.6 million in 1996 and $45.7 million in 1995) for the acquisition of fixed assets as well as other assets. This was offset with cash received by way of investment tax credits totalling $1.9 million ($2.0 million in 1996 and $3.8 million in 1995).

The net result in 1997 was a decrease in the total cash balance of $25.8 million. This compares to a decrease of $47.1 in 1996 and an increase of $40.5 million in 1995.


CASH (BANK INDEBTEDNESS)

The uses of short-term credit facilities were retained during the year in both Canada and the U.S. Management does not anticipate any significant change in either the use of or the conditions of any of these facilities during 1998. Management believes it will be successful in its raising of US $125.0 million of new long-term debt

[CASH FLOW GRAPH]

[BANK INDEBTEDNESS GRAPH]

14

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)


in order to repay the loans incurred to acquire ATC at the end of 1997. If this is the case, there should be approximately US $10.0 million available from these proceeds to repay the use of the various lines of credit.


CREDIT FACILITIES

The Company maintains a $25.0 million ($13.0 million in 1996) credit facility with a Canadian Chartered Bank. The Company also maintains US $25.0 million facilities (US $15.0 million in 1996) with several US banks. Also a US $33.0 million revolving credit facility is in the process of being renegotiated in the amount of US $50.0 million. All these facilities are unsecured and bear interest at various variable rates.


LONG-TERM DEBT

During 1997, the Company increased its long-term debt by a net amount of $55.5 attributable essentially to the acquisition of the shares of ATC. In 1996, the long-term debt increased by a net amount of $7.3 million attributable to increases in capitalized leases relating to fixed assets. In 1995, the net decrease in long-term debt was $1.4 million.

During January of 1998, the Company entered into an agreement with two placement agents in order to obtain refinancing of the debt incurred to acquire ATC. While the outcome is uncertain at this time, management believes that it will be successful in obtaining this new financing at rates and conditions that are satisfactory. It is anticipated that the new debt will be for 10 years with less than 25.0% of the principal being repaid during the first five year period.


CAPITAL STOCK

During 1997 and 1996 various employees exercised stock options which contributed $4.4 million and $1.0 million respectively.


CAPITAL EXPENDITURES

Total capital expenditures for 1997 were $52.0 million. There were a number of major projects initiated or continued during 1997 including a new biaxially oriented polypropylene (BOPP) extrusion line, a new plant and equipment for both stretch and shrink film manufacturing in Tremonton, Utah, and the expansion of our joint venture manufacturing facility in Porto, Portugal. Other expenditures were made to lower costs in manufacturing by automating processes, increasing material yield and efficiency, and improving output of certain equipment.

[LONG-TERM DEBT GRAPH]

[CAPITAL STOCK GRAPH]

[CAPITAL EXPENDITURES GRAPH]

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

The 1997 program is part of the Company's ongoing commitment to its shareholders and customers to grow its businesses at greater than industry rates and to be the low cost producer in chosen markets. The 1997 program compares with $ 49.0 million for 1996.

The 1997 capital program was financed primarily from cash flow.

BUSINESS ACQUISITIONS

On December 16th, 1997 the Company completed the acquisition of 100 % of the common shares of American Tape Co. (ATC). This acquisition increased Intertape's product line. New products include: paper masking and speciality tapes, paper identification and packaging/splicing tapes, and reinforced filament and cloth tapes. In addition, ATC brings more volume to certain products already made by Intertape such as pressure-sensitive carton sealing tapes and shrink wrap. The purchase price was approximately $66.0 million (US $46.0 million). In addition, $103.0 million (US $72.0 million) of ATC's long-term debts were refinanced following the acquisition.

The preliminary purchase price allocation, which reflects approximately $105.0 million allocated to goodwill, was based on available information and preliminary appraisals and is subject to revision, as more facts become known. Goodwill from the acquisition is being amortized over a forty-year period.

Under US GAAP the Company is required to present pro forma financial information in the notes to the financial statement (Note 20). This presentation is limited to certain permissible adjustments such as the inclusion of additional amortization of goodwill arising from the acquisition, increases in financial expenses for debts incurred to finance the acquisition and the income tax effects on such adjustments.

Assumptions that, due to US GAAP, could not be included in the pro forma information are: the effects of certain decisions that have been made by Intertape's management since the date of the acquisition, as well as the effect of various decisions that Intertape's management would have made at the beginning of the respective periods.

Examples of recent decisions are the reduction in interest rates for both short-term and long-term debt, the downsizing throughout the acquired organization, the closure of the acquired company's head office in New Jersey, and product rationalization leading to the transfer of the manufacturing of some products to Intertape facilities.

Examples of ATC management decisions that Intertape would have changed, had they been in the position to do so, throughout the respective periods would have been: to continue shrink wrap manufacturing in the Kentucky facility, as well as the import of shrink wrap and other products from then related offshore parties

16

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

and finally, the method by which certain key management positions were staffed.

Taken as a whole, the absence of the effect of the above-mentioned information does not necessarily provide a reliable measure of the impact of the business acquisition.

BOOK VALUE PER SHARE

Calculated before the effect of the restructuring, the book value on a per share basis increased 12.7% to $10.74 as compared to an increase last year of 15.7% to
9.53. Book value as at December 1995 was $8.24. After the effect of the restructuring, the book value on a per share basis is $10.00, which represents an increase of 4.9% over that of 1996.

                             [BOOK VALUE PER SHARE GRAPH]

DIVIDEND ON COMMON SHARES

On February 28, 1996, the Company declared an annual dividend of CDN $0.085 or U.S. $0.06 per share to shareholders of record on March 8, 1996. The dividend was paid on March 22, 1996 and amounted to approximately $2.0 million.

On March 4th, 1997, the Company declared an annual dividend of CDN $0.10 or U.S. $0.073 per share to shareholders of record on March 13, 1997. The dividend was paid on March 27, 1997 and amounted to approximately $2.5 million.

On March 10th, 1998, the Company declared an annual dividend of CDN $0.013 or U.S. $0.092 per share to shareholders of record on March 20, 1998. The dividend is payable on March 31, 1998 and will amount to approximately $3.3 million.

OTHER MATTERS

The Company is exposed to the possible influence of the arrival of the year 2000 on its computerized financial management and process controls systems. The Company has implemented an action plan with the intent of protecting itself against such influences. The financial and process control systems used have been or are in the process of being analyzed and the identified solutions either have been implemented or are expected to be implemented in 1998. The cost of these solutions is capitalized whenever the systems functions are improved; otherwise, they are charged against earnings. The Company will also enter into contracts with the principals of third parties with whom it does business in 1998 in order to avoid any difficulties in its transactions with them.

-------------------------------------------------------------------------------
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgements. The selection of accounting principles and methods is management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the audit committee, the majority of whom are non-management directors.

The audit committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the audit committee meets periodically with the external auditors, to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton, appointed by the shareholders at the Annual General Meeting, have audited the Company's financial statements and their report indicating the scope of their audit and their opinion on the financial statements follows.

March 10, 1998


/s/ Andrew M. Archibald
Andrew M. Archibald, C.A.
Vice President Finance and Administration,
Chief Financial Officer and Secretary


/s/ Melbourne F. Yull
Melbourne F. Yull
Chairman and Chief Executive Officer

-------------------------------------------------------------------------------
AUDITOR'S REPORT

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 1997 and 1996 and the consolidated statements of earnings, retained earnings and changes in cash resources for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years ended December 31, 1997, 1996 and 1995 in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States of America (See Note 20).



/s/ Raymond Chabot Grant Thornton
Chartered Accountants

Montreal, Canada
March 10, 1998

18

-------------------------------------------------------------------------------
CONSOLIDATED EARNINGS
(In thousands of Canadian dollars; except per share amounts)


Years Ended December 31,                                 1997            1996             1995
--------------------------------------------------------------------------------------------------
Sales                                                $  348,270       $ 271,277        $  225,378
Cost of sales                                           251,856         192,748           159,195
--------------------------------------------------------------------------------------------------
GROSS PROFIT                                         $   96,414       $  78,529        $   66,183
--------------------------------------------------------------------------------------------------
Selling, general and administrative expenses             41,754          32,895            26,071
Amortization of goodwill                                  2,360           1,780             1,760
Research and development                                  2,228           1,763             1,104
Financial expenses (Note 4)                               3,247           1,695             3,194
--------------------------------------------------------------------------------------------------
                                                     $   49,589       $  38,133        $   32,129
--------------------------------------------------------------------------------------------------
Earnings before restructuring charges
 and income taxes                                        46,825          40,396            34,054
Restructuring charges (Note 5)                           27,116              -                -
--------------------------------------------------------------------------------------------------
Earnings before income taxes                             19,709          40,396            34,054
Income taxes                                              6,110          11,800            12,500
--------------------------------------------------------------------------------------------------
NET EARNINGS                                         $   13,599       $  28,596        $   21,554
--------------------------------------------------------------------------------------------------
Earnings per share
 Basic                                               $     0.55       $    1.18        $     1.02
 Fully diluted                                       $     0.53       $    1.13        $     0.97
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CONSOLIDATED RETAINED EARNINGS
(In thousands of Canadian dollars)


Years Ended December 31,                                1997             1996             1995
--------------------------------------------------------------------------------------------------
Balance, beginning of year                           $   78,506       $  51,953        $   31,842
Net earnings                                             13,599          28,596            21,554
--------------------------------------------------------------------------------------------------
                                                     $   92,105       $  80,549        $   53,396
Dividends                                                 2,473           2,043             1,443
--------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                 $   89,632       $  78,506        $   51,953
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------
CONSOLIDATED CHANGES IN CASH RESOURCES
(In thousands of Canadian dollars)



Years Ended December 31,                                1997             1996             1995
--------------------------------------------------------------------------------------------------
OPERATIONS

Net earnings                                         $   13,599       $  28,596        $   21,554
Non-cash items
 Depreciation and amortization                           18,441          12,759            11,412
 Deferred income taxes                                    2,503           2,050             1,700
 Restructuring charges                                   26,227             -                 -
--------------------------------------------------------------------------------------------------
Cash from operations before funding of changes
 in non-cash working capital items                       60,770          43,405            34,666

Changes in non-cash working capital items               (21,991)        (34,941)           (8,897)
--------------------------------------------------------------------------------------------------
SOURCE OF CASH                                       $   38,779       $   8,464        $   25,769
--------------------------------------------------------------------------------------------------

FINANCING

Issue of long-term debt                                 166,089          52,626             6,859
Repayment of long-term debt                            (110,594)        (45,361)           (8,291)
Issue of common shares                                    4,427           7,851            67,835
Costs of common shares issue                                -               -               (4,408)
Dividends paid                                           (2,473)         (2,043)           (1,443)
--------------------------------------------------------------------------------------------------
SOURCE OF CASH                                       $   57,449       $  13,073        $   60,552
--------------------------------------------------------------------------------------------------

INVESTMENT

Acquisitions of businesses (Note 7)                     (65,663)        (12,096)           (3,921)
Fixed assets                                            (51,956)        (49,034)          (42,405)
Investment tax credits and government grants              1,892           2,040             3,836
Other assets                                             (6,255)         (9,530)           (3,302)
--------------------------------------------------------------------------------------------------
USE OF CASH                                          $ (121,982)      $ (68,620)       $  (45,792)
--------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                             (25,754)        (47,083)           40,529
Effect of foreign currency translation adjustments          294             125              (143)
Bank indebtedness assumed on business acquisition        (3,303)            -                 -
Cash, beginning of year                                   3,680          50,638            10,252
--------------------------------------------------------------------------------------------------
CASH (BANK INDEBTEDNESS), END OF YEAR                $  (25,083)      $   3,680        $   50,638
--------------------------------------------------------------------------------------------------

CASH INCLUDES CASH REDUCED BY BANK OVERDRAFTS.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

20

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
(In thousands of Canadian dollars)

ASSETS                        December 31,        1997           1996
-------------------------------------------------------------------------------
Current assets

 Cash                                         $     -        $   3,680
 Receivables (Note 8)                            94,970         60,958
 Inventories (Note 9)                            68,675         53,989
 Prepaid expenses                                 4,752          2,536
-------------------------------------------------------------------------------
                                                168,397        121,163


Fixed assets (Note 10)                          256,467        155,208
Other assets (Note 12)                           21,945         16,752
Goodwill, at amortized cost                     149,234         55,455
-------------------------------------------------------------------------------
                                              $ 596,043      $ 348,578
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

LIABILITIES                   December 31,        1997           1996
-------------------------------------------------------------------------------

Current liabilities
 Bank indebtedness (Note 13)                  $  25,083      $     -
 Accounts payable and accrued liabilities        78,950         36,262
 Installments on long-term debt                   4,310          3,883
-------------------------------------------------------------------------------
                                                108,343         40,145

Long-term debt (Note 14)                        230,067         64,026
Deferred income taxes                             7,531         11,500
-------------------------------------------------------------------------------
                                              $ 345,941      $ 115,671
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY          December 31,       1997           1996
-------------------------------------------------------------------------------


Capital stock (Note 15)                       $ 157,430      $ 153,003
Retained earnings                                89,632         78,506
Accumulated foreign currency translation
  adjustments (Note 16)                           3,040          1,398
-------------------------------------------------------------------------------
                                                250,102        232,907
-------------------------------------------------------------------------------
                                              $ 596,043      $ 348,578
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


On behalf of the Board,


          /s/ L. Robbie Shaw                 /s/ James A. Motley Sr.
          L. Robbie Shaw, Director           James A. Motley Sr., Director

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


1. GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada. It manufactures and sells a variety of specialized polyolefin plastic packaging products primarily in North America.

The common shares of the Company are listed on the American Stock Exchange in the United States of America and on the Toronto Stock Exchange in Canada.

2. ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

These financial statements include the accounts of the Company and its subsidiaries. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

FAIR VALUE OF FINANCIAL INSTRUMENTS WITH SHORT-TERM MATURITIES

The fair value of cash, receivables, bank indebtedness and accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

CASH

Cash in 1996 represents short-term investments in money market instruments which are carried at the lower of cost and quoted market value. The interest rates for such investments was 6.125%.

INVENTORY VALUATION

Raw materials and parts and supplies are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method.

22

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)

FIXED ASSETS

Fixed assets are stated at cost less investment tax credits and government grants earned, and are depreciated over their estimated useful lives principally as follows:


                                                  Methods                       Rates and Periods
-------------------------------------------------------------------------------------------------
Buildings. . . . . . . . . . . . . . . . . . . . .Diminishing balance           5.0%
                                                  or straight-line              15 to 40 years
Buildings under capital leases . . . . . . . . . .Straight-line                 20 years
Manufacturing equipment. . . . . . . . . . . . . .Straight-line                 7 to 12 years
Manufacturing equipment under capital leases . . .Straight-line                 10 to 12 years
Rentable containers. . . . . . . . . . . . . . . .Per rental                    3.0%
Furniture, office and computer equipment . . . . .Diminishing balance           20.0%
or straight-line . . . . . . . . . . . . . . . . .5 years

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant fixed assets.

DEFERRED CHARGES

Deferred charges are amortized on a straight-line basis over a five-year period.

GOODWILL

Goodwill is the excess of the cost of investments in subsidiaries and joint ventures over the fair value of underlying net tangible assets at the dates of acquisition. Goodwill is being amortized on a straight-line basis determined for each acquisition over periods ranging primarily from 20 to 40 years, the estimated life of the benefit. The value of goodwill is regularly evaluated by reviewing the returns of the related business, taking into account the risk associated with the investment. Any permanent impairment in the value of goodwill would be written off against earnings.

ENVIRONMENTAL COSTS

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated.

INCOME TAXES

The Company provides for income taxes on the deferred tax allocation basis. Accordingly, deferred income tax provisions are recorded in the consolidated statement of earnings in order to reflect the income tax effects of timing differences, which include depreciation claimed for income tax purposes in excess of amounts recorded for financial statement purposes and accounting charges not readily deductible.

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)

FOREIGN CURRENCY TRANSLATION

The accounts of foreign subsidiaries and joint ventures which are considered to be financially and operationally self-sustaining are translated into Canadian dollars under the current rate method and therefore, all gains and losses arising from the translation of the financial statements of these foreign subsidiaries are deferred in the "Accumulated foreign currency translation adjustments" account in shareholders' equity.

Accounts in currencies other than Canadian dollars of Canadian entities or accounts of integrated foreign subsidiaries are translated under the temporal method as follows:

- Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date;

- Non-monetary assets and liabilities are translated at the exchange rates in effect at transaction dates;

- Revenue and expense items are translated at the exchange rates in effect at transaction dates;

- Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings at the time they are realized, except for unrealized gains or losses related to long-term debt which are deferred and amortized over the remaining life of the debt.

The following exchange rates were used to translate United States dollars into Canadian dollars at the balance sheet dates:

                         U.S. dollars as expressed     Cdn. dollars as expressed
                                   in Cdn. dollars               in U.S. dollars
--------------------------------------------------------------------------------
December 31, 1997 . . . . . . . . . . . $    1.4295              $    0.6995
December 31, 1996 . . . . . . . . . . . $    1.3712              $    0.7293

EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Fully diluted earnings per share reflect the dilutive effects of stock options which would have resulted if exercise of options had occurred at the beginning of the period or at the date of the granting of the options.

Based on imputed rates of return of 6.0% in 1997, 1996 and 1995, imputed earnings calculated net of income taxes of $286,000 in 1997, $693,000 in 1996 and $462,000 in 1995 were considered for purposes of calculating fully diluted earnings per share.

All earnings per share calculations reflect the impact of the two-for-one subdivision of the common shares which was effected on June 4, 1996.

24

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)

3. JOINT VENTURES

The Company's pro rata share of its joint venture operations included in the consolidated financial statements is summarized as follows:



Years Ended December 31,                             1997                1996             1995
--------------------------------------------------------------------------------------------------
a)   CONSOLIDATED EARNINGS

      Sales. . . . . . . . . . . . . . . . .      $  4,039            $  2,827         $      820
      Cost of sales. . . . . . . . . . . . .         2,662               1,623                610
--------------------------------------------------------------------------------------------------
      Gross profit . . . . . . . . . . . . .         1,377               1,204                210
--------------------------------------------------------------------------------------------------
      Selling, general and
       administrative expenses . . . . . . .         1,038                 922                225
      Interest . . . . . . . . . . . . . . .           109                 232                299
--------------------------------------------------------------------------------------------------
                                                     1,147               1,154                524
--------------------------------------------------------------------------------------------------
      Net earnings (loss). . . . . . . . . .      $    230            $     50         $     (314)
--------------------------------------------------------------------------------------------------


Years Ended December 31,                             1997                1996
--------------------------------------------------------------------------------------------------

b)  CONSOLIDATED BALANCE SHEETS. . . . . . .

    Current assets . . . . . . . . . . . . .      $   3,294           $   2,799
    Fixed assets . . . . . . . . . . . . . .         11,900               4,555
    Other assets . . . . . . . . . . . . . .            699               2,061
    Current liabilities. . . . . . . . . . .          2,976               1,695
    Long-term debt . . . . . . . . . . . . .          3,607               1,901


Years Ended December 31,                             1997                1996             1995
--------------------------------------------------------------------------------------------------

c)  CONSOLIDATED CHANGES IN CASH RESOURCES
    Source of cash from operations . . . . .      $   1,862           $   2,278        $    3,511
    Source (use) of cash for financing . . .          4,170                 (94)           (2,580)
    Source (use) of cash from investment . .         (5,044)             (2,338)              167

During the year ended December 31, 1997, the Company recorded sales of $ 3,768,000 to its joint ventures ($7,158,000 in 1996). Also, interest income of $1,044,000 from a joint venture was accounted for during the year ended December 31, 1997. Those operations, measured at exchange values, were conducted in the normal course of business.

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)

4. INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS AND IN THE CONSOLIDATED BALANCE SHEETS

Years Ended December 31,                              1997               1996             1995
--------------------------------------------------------------------------------------------------
Statements of earnings
 Depreciation of fixed assets. . . . . . . . . . .   $   15,540       $  10,580        $    8,918
 Amortization of deferred charges. . . . . . . . .          541             399               734

Financial expenses
  Interest on long-term debt . . . . . . . . . . .        4,906           4,405             3,911
  Interest and bank charges  . . . . . . . . . . .        1,455             842               841
  Interest income and gain on foreign exchange           (2,291)         (2,787)             (780)
  Interest capitalized to fixed assets . . . . . .         (823)           (765)             (778)
--------------------------------------------------------------------------------------------------
                                                     $    3,247       $   1,695        $    3,194
--------------------------------------------------------------------------------------------------

5. RESTRUCTURING CHARGES

In 1997, the Company initiated an organizational review of the operations of certain facilities manufacturing fabric intermediate bulk containers and approved a plan to improve efficiency and reduce operating costs.

As a result of the review, the following write downs and restructuring provisions were recorded to reflect asset impairment and to provide for accruals for costs identified in the restructuring plan:

Year Ended December 31,                            1997
-------------------------------------------------------------------------------
Write down of goodwill. . . . . . . . . . . .   $ 12,387
Write down of fixed assets. . . . . . . . . .      6,499
Write down of other impaired assets . . . . .      3,716

Provision for leases of property no longer
 in use and other anticipated costs related
 to the restructuring . . . . . . . . . . . .      4,514
--------------------------------------------------------
                                                $ 27,116
--------------------------------------------------------

An income tax recovery of $8.4 million was recorded under the heading of income taxes as a result of these restructuring charges. On an after-tax basis, the restructuring charges resulted in a decrease in earnings per share for the year ended December 31, 1997 of $0.75 per share.

6. INCOME TAXES

The provision for income taxes consists of the following:

Years Ended December 31,                             1997                1996             1995
--------------------------------------------------------------------------------------------------
 Current . . . . . . . . . . . . . . . . . .      $  3,607            $  9,750         $   10,800
 Deferred. . . . . . . . . . . . . . . . . .         2,503               2,050              1,700
--------------------------------------------------------------------------------------------------
                                                  $  6,110            $ 11,800         $   12,500
--------------------------------------------------------------------------------------------------

26

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


6. INCOME TAXES (Continued)

The following is an analysis of the principal elements which, in the past three years, have caused differences between the effective income tax rates of the Company and the combined Canadian statutory income tax rates:

Years Ended December 31,                                           1997          1996          1995
-----------------------------------------------------------------------------------------------------
Combined Canadian statutory income tax rate (a). . . . . . . .    43.4%          43.1%          43.3%
Manufacturing and processing credit. . . . . . . . . . . . . .    (6.1)          (2.7)          (3.4)
Foreign losses recovered (income taxed) at lower rates . . . .     3.2           (4.2)          (2.6)
Impact of other permanent differences  . . . . . . . . . . . .    (9.5)          (7.0)          (0.6)
-----------------------------------------------------------------------------------------------------
Effective income tax rate. . . . . . . . . . . . . . . . . . .    31.0%          29.2%          36.7%
-----------------------------------------------------------------------------------------------------


(a) THE COMBINED CANADIAN STATUTORY INCOME TAX RATE FOR THE COMPANY INCLUDES THE RELEVANT PROVINCIAL INCOME TAX RATES.

7. ACQUISITIONS OF BUSINESSES

In the last three years, the following business acquisitions have been accounted for using the purchase method of accounting. The operating results of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition.

a) YEAR ENDED DECEMBER 31, 1997

On December 16, 1997, the Company purchased 100% of the outstanding shares of American Tape Co., a manufacturer of pressure sensitive tapes and shrink film with facilities located in Michigan and Kentucky.

The total cash consideration and estimated transaction costs were approximately $66.0 million (US $46.0 million). Approximately $103.0 million (US $72.0 million) of American Tape Co.'s long-term debt was refinanced following the acquisition.

The preliminary purchase price allocation, which reflects approximately $105.0 million allocated to goodwill, was based on available information and preliminary appraisals and is subject to revision as more facts become known. Goodwill from the acquisition is being amortized over a forty year period.

b) YEAR ENDED DECEMBER 31, 1996

On August 5, 1996 and November 15, 1996, respectively, the Company purchased the operating assets of Augusta Bag & Supply, Co., a Georgia manufacturer of flexible intermediate bulk containers and 100% of the shares of Tape, Inc., a Wisconsin manufacturer of water activated gummed tape.

The total cost for those two acquisitions was $12,096,000. The cash consideration for the acquisitions was $5,238,000. The Company also issued 229,370 common shares valued at a price of $29.90 (US $22.315) per share. For one of the acquired businesses, additional goodwill of $2.5 million was recorded in the year ended December 31, 1997, based on a contingent consideration arrangement.

c) YEAR ENDED DECEMBER 31, 1995

On February 16, 1995 and April 4, 1995, respectively, the Company acquired a 20.0% interest in IFCO - U.S., L.L.C., a distributor of returnable plastic containers, and a 50.0% interest in Fibope Portuguesa - Filmes Biorientados, S.A., a Portuguese manufacturer of shrink film. The cash consideration for these two acquisitions was $ 3,921,000.

(In Canadian dollars; tabular amounts in thousands, except per share amounts)

The following is a summary of the initial values of the net assets purchased in the last three years:


                                                       1997           1996           1995
------------------------------------------------------------------------------------------
Current assets . . . . . . . . . . . . . . .      $  32,923       $ 11,977         $ 5,270

Fixed assets . . . . . . . . . . . . . . . .         67,198          5,870           2,549
Goodwill and other assets. . . . . . . . . .        104,763          9,582           2,321
Deferred income taxes. . . . . . . . . . . .          7,447          1,133             -
------------------------------------------------------------------------------------------
                                                  $ 212,331       $ 28,562         $10,140
------------------------------------------------------------------------------------------
Current liabilities assumed. . . . . . . . .      $ (38,812)      $(11,781)        $(6,219)
Long-term debt assumed . . . . . . . . . . .       (107,856)        (4,685)            -
------------------------------------------------------------------------------------------
Net assets purchased and consideration
 paid. . . . . . . . . . . . . . . . . . . .      $  65,663       $ 12,096         $ 3,921
------------------------------------------------------------------------------------------


8. RECEIVABLES

December 31,                                           1997           1996
---------------------------------------------------------------------------
Trade (net of allowance for doubtful accounts of
  $1,935,147 in 1997 and $764,000 in 1996)         $ 85,749        $53,241
Income and other taxes . . . . . . . . . . .          3,183          3,187
Rebates receivable . . . . . . . . . . . . .          3,694          3,167
Other. . . . . . . . . . . . . . . . . . . .          2,344          1,363
---------------------------------------------------------------------------
                                                   $ 94,970        $60,958
---------------------------------------------------------------------------


9. INVENTORIES

December 31,                                           1997           1996
---------------------------------------------------------------------------
Raw materials. . . . . . . . . . . . . . . .        $24,355        $20,219
Work in process. . . . . . . . . . . . . . .          8,809          5,828
Finished goods . . . . . . . . . . . . . . .         30,454         23,286
Parts and supplies . . . . . . . . . . . . .          5,057          4,656
---------------------------------------------------------------------------
                                                    $68,675        $53,989
---------------------------------------------------------------------------

28

(In Canadian dollars; tabular amounts in thousands, except per share amounts)


10. FIXED ASSETS

                                                                 Accumulated
December 31, 1997                                      Cost      Depreciation        Net
------------------------------------------------------------------------------------------
Land . . . . . . . . . . . . . . . . . . . . .    $   1,194      $     -        $    1,194
Buildings. . . . . . . . . . . . . . . . . . .       18,942          3,735          15,207
Buildings under capital leases . . . . . . . .       21,382          2,557          18,825
Manufacturing equipment. . . . . . . . . . . .      241,447         62,550         178,897
Manufacturing equipment under capital leases .       10,908          5,565           5,343
Rentable containers. . . . . . . . . . . . . .        1,204             17           1,187
Furniture, office and computer equipment . . .       12,324          4,201           8,123
Building and manufacturing equipment
 under construction  . . . . . . . . . . . . .       27,691            -            27,691
------------------------------------------------------------------------------------------
                                                  $ 335,092      $  78,625      $  256,467
------------------------------------------------------------------------------------------



                                                                 Accumulated
December 31, 1997                                      Cost      Depreciation        Net
------------------------------------------------------------------------------------------
Land.. . . . . . . . . . . . . . . . . . . . .    $     556      $     -        $      556
Buildings. . . . . . . . . . . . . . . . . . .       15,691          3,092          12,599
Building under capital lease . . . . . . . . .       10,438          1,931           8,507
Manufacturing equipment. . . . . . . . . . . .      159,587         45,691         113,896
Manufacturing equipment under capital leases .       10,427          2,362           8,065
Rentable containers. . . . . . . . . . . . . .         1,21            -             1,214
Furniture, office and computer equipment . . .        9,256          2,944           6,312
Manufacturing equipment under construction . .        4,059            -             4,059
------------------------------------------------------------------------------------------
                                                  $ 211,228      $  56,020      $  155,208
------------------------------------------------------------------------------------------


11. GOVERNMENT ASSISTANCE

In 1997, the Company obtained grants of $274,150 ($225,700 in 1996 and $514,000 in 1995) for certain capital investments. These amounts were recorded as a reduction of other assets and fixed assets. In 1995, the Company obtained a forgivable loan of $1,024,000 which was recorded as a reduction of fixed assets.

The Company has complied with the conditions stipulated in the agreements which govern the forgivable loan and the grants. Failure to comply with the conditions would lead to the reimbursement of the related government assistance.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


12. OTHER ASSETS

December 31,                                               1997         1996
------------------------------------------------------------------------------
Deferred charges, at amortized cost. . . . . . . .       $  1,238     $    765
Investment tax credits receivable. . . . . . . . .            -          1,600
Loans to officers and directors including
 loans regarding the exercise of stock options,
 without interest, various repayment terms . . . .            987        1,185
Receivables from joint ventures (a). . . . . . . .         17,300       11,571
Other, at cost . . . . . . . . . . . . . . . . . .          2,420        1,631
-------------------------------------------------------------------------------
                                                         $ 21,945     $ 16,752
-------------------------------------------------------------------------------

(a) Of this amount, a total of $16,260,000 is receivable from IFCO - U.S., L.L.C. (IFCO) as at December 31, 1997 ($9,865,000 in 1996) and includes the following: $7,223,000 of promissory notes bearing interest at a rate of 10.0%, repayable in annual principal instalments, maturing at various dates until January 2001 and a $9,037,000 loan bearing interest at the U.S. prime rate, of which $2,000,000 is repayable once certain profitability levels are attained by IFCO, and the balance is due on demand. The promissory notes are secured by a first ranking security interest granted by IFCO on fixed assets. As well, a portion of the total amount receivable is subject to a guaranty agreement provided by the other party to the joint venture.


13. BANK INDEBTEDNESS AND CREDIT FACILITIES

The bank indebtedness consists of unsecured demand and revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash balances.

As at December 31, 1997, the Company had a $25,000,000 revolving credit facility bearing interest at bankers' acceptance rate plus 0.5% (5.0% on December 31, 1997) from a Canadian financial institution, of which an amount of $9,500,000 was available.

In addition to the credit facility mentioned in Note 14c), the Company also had US $25,000,000 of revolving credit facilities from U.S. financial institutions bearing interest at various rates all of which were available on December 31, 1997.

30

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)



14. LONG-TERM DEBT

Long-term debt consists of the following:

December 31,                                     1997           1996
----------------------------------------------------------------------
a)  US $49,000,000 bank loan under
     a revolving credit facility . . . . .    $  70,045       $    -
b)  US $50,000,000 bank term loan. . . . .       71,475            -
c)  US $15,700,000 bank loan under
     a revolving credit facility . . . . .       22,443            -
d)  US $10,000,000 Series 1 Notes. . . . .       14,295         13,700
    US $15,000,000 Series 2 Notes. . . . .       21,443         20,550
    US $8,000,000 Series 3 Notes . . . . .       11,436         10,960
e)  Interest free government loan. . . . .          500            500
f)  Other bank term loans. . . . . . . . .        4,029          7,064
g)  Obligations under capital leases . . .       18,711         15,135
----------------------------------------------------------------------
----------------------------------------------------------------------
                                              $ 234,377       $ 67,909

Less
    Current portion of long-term debt. . .        4,310          3,883
----------------------------------------------------------------------
                                              $ 230,067       $ 64,026
----------------------------------------------------------------------

a) U.S. DOLLAR BANK LOAN

Senior unsecured U.S. dollar bank loan under a US $50.0 million revolving credit facility maturing on December 2, 1999. This loan bears interest at U.S. prime rate or LIBOR plus a premium varying between 0.95% and 1.0625%. As at December 31, 1997, the effective interest rate pertaining to such loan was 6.99%.


b) U.S. DOLLAR BANK TERM LOAN

Senior unsecured U.S. dollar bank loan under a term credit facility which expires on January 31, 1999. This loan bears interest at U.S. prime rate or LIBOR plus a premium varying between 0.95% and 1.0625%. As at December 31, 1997, the effective interest rate pertaining to such loan was 7.10%.

c) U.S. DOLLAR BANK LOAN

Senior unsecured U.S. dollar bank loan under a US $33.0 million revolving credit facility maturing on January 31, 1999. This loan bears interest at U.S. prime rate or LIBOR plus 1.25%. As at December 31, 1997, the effective interest rate pertaining to such loan was 7.19%.

                                                                              31
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


14. LONG-TERM DEBT (Continued)

d) U.S. NOTES - SERIES 1, 2 AND 3

Senior unsecured U.S. dollar notes, bearing interest at 7.53%, 7.79% and 8.08% respectively, payable semi-annually. These notes mature on June 1, 2001.


e) INTEREST FREE GOVERNMENT LOAN

Interest free government loan payable in quarterly instalments of $25,000 starting in November 1998 and maturing in August 2003.


f) OTHER BANK TERM LOANS

Bank loans, in the principal sum of CDN $4,029,000 (515,196,750 escudos; CDN $2,371,500 in 1996, 269,806,000 escudos), maturing in 2001 at rates varying from prime rate prevailing in Portugal plus 1/16% and LISBOR rate plus 2% to 2.25%, secured by mortgages on land, buildings and certain manufacturing equipment in Portugal, payable in installments of CDN $414,519 in 1998 and CDN $895,077 in 1999 followed by two equal instalments of CDN $994,926 from 2000 to 2001 and a last instalment of CDN $729,250 in 2002.

Other bank loans, in the principal sum of CDN $4,692,000 (US $3,422,000) as at December 31, 1996, were reimbursed in 1997.


g) OBLIGATIONS UNDER CAPITAL LEASES

U.S. dollar obligations under capital leases, rates varying from 3.0% to 13.8%, secured by fixed assets under capital leases, repayable in monthly instalments through December 2010.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

32

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


14. LONG-TERM DEBT (Continued)

The instalments on long-term debt for the next years are as follows:


                                             Obligations    Other long-term
                                    under capital leases              loans
---------------------------------------------------------------------------
1998 . . . . . . . . . . . . . . .            $   4,920            $    440
1999(a). . . . . . . . . . . . . .                3,089             164,959
2000 . . . . . . . . . . . . . . .                2,246               1,095
2001 . . . . . . . . . . . . . . .                2,159              48,268
2002 . . . . . . . . . . . . . . .                2,161                 829
2003 and subsequent years. . . . .               10,744                  75
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Total. . . . . . . . . . . . . . .            $  25,319            $215,666
                                                                   --------
                                                                   --------
Imputed interest included
in minimum lease payments. . . . .                6,608
-------------------------------------------------------
-------------------------------------------------------
                                              $  18,711

Less
 Instalments due within one year .                3,870                 440
---------------------------------------------------------------------------
                                              $  14,841            $215,226
---------------------------------------------------------------------------


(a) The Company has entered into an underwriting agreement with two investment bankers regarding the private placement of up to US $125.0 million of long-term debt for the repayment of debt incurred in connection with the American Tape Co. acquisition.



FAIR VALUE

For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is estimated to be equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 1997 and 1996 are:


                                                            1997                         1996
---------------------------------------------------------------------------------------------
                                             FAIR       CARRYING          Fair       Carrying
                                            VALUE         AMOUNT         value         amount
---------------------------------------------------------------------------------------------
                                        $ 237,474      $ 234,377      $ 69,069       $ 67,909
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


15. CAPITAL STOCK

a) AUTHORIZED

Unlimited number of shares without par value

     Common shares, voting and participating

     Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series


b) ISSUED AND FULLY PAID

The changes in the number of outstanding common shares and their aggregate stated value from January 1, 1995 to December 31, 1997 were as follows:


                                                             1997                          1996                          1995
-----------------------------------------------------------------------------------------------------------------------------
                                            NUMBER         STATED         Number         Stated         Number         Stated
                                         OF SHARES          VALUE      of shares          value      of shares          value
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year . . . .      24,446,476      $ 153,003     24,052,436      $ 145,152     20,511,036       $ 79,962
Shares issued for cash . . . . . .           -                -            -               -         3,450,000         64,630
Shares issued for business
 acquisitions. . . . . . . . . . .           -                -          229,370          6,858          -                -
Shares issued for cash upon
 exercise of stock options . . . .         573,445          4,427        164,670            993         91,400            560
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year . . . . . . .      25,019,921      $ 157,430     24,446,476      $ 153,003     24,052,436       $145,152
-----------------------------------------------------------------------------------------------------------------------------


For basic earnings per share calculation purposes, the weighted average number of common shares outstanding was 24,819,495 for the year ended December 31, 1997 (24,201,002 in 1996 and 21,240,790 in 1995).

On December 17, 1997, the Company initiated a normal course issuer bid for the purchase of up to 1,250,000 of its common shares at prevailing market prices in the next fiscal year.


c) SHAREHOLDERS' PROTECTION RIGHTS PLAN

On August 24, 1993, the shareholders approved a Shareholders' Protection Rights Plan (the "Rights Plan"). Under the Rights Plan, one common share purchase right was issued on September 1, 1993, in respect of each outstanding common share and became issuable in respect of each common share issued thereafter. The rights expire on September 1, 1998, unless terminated earlier by the Company's Board of Directors. The effect of the Rights Plan is to require anyone who seeks to acquire 20 percent or more of the Company's voting shares to make a bid complying with specific provisions.

34

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


15. CAPITAL STOCK (CONTINUED)

Pursuant to the Rights Plan, until eight days following the earlier of the date a person or group acquires 20.0% or more of the Company's outstanding voting shares and the announcement of a takeover bid that will result in such person or group owning 20.0% or more of the voting shares, the rights will automatically trade with the common shares and will not be exercisable. Thereafter, rights will separate and trade apart from the common shares and become exercisable if any person becomes the beneficial owner of 20.0% or more of the voting shares, then each right (excluding in certain circumstances rights beneficially owned by a 20.0% shareholder or certain transferees thereof, which rights become void) will entitle the holder to purchase that number of common shares of the Company having an aggregate market price equal to twice the exercise price of $37.50, subject to adjustments. In certain circumstances, the Board of Directors may, at its option and upon payment of the exercise price, issue or deliver debt or equity securities or other assets (or a combination thereof) having a value equal to twice the exercise price or debt or equity securities or other assets (or any combination thereof) having a value equal to the value of the right.


d) STOCK OPTIONS

Under the Company's Executive Stock Option Plan (the Plan), options may be granted to Company's executives and directors. Options expire ten years after the date of granting. The plan provides that such options will vest and may be exercisable 25.0% per year over four years.

Options granted during the last three years were as follows:

                                            1997         1996        1995
--------------------------------------------------------------------------------
Number of common shares in respect of
 which new options were granted  . . . .   634,900     344,100      310,344
Exercise price
 (or their U.S. dollar equivalent) . . .    $26.51      $22.50       $11.18
                                                TO          to           to
                                            $29.03      $24.78       $14.89

All options were granted at a price equal to the average market value on the day immediately preceeding the date the options were granted.


The following table presents the situation pertaining to common shares reserved for issuance under the plan and options exercised:

                                            1997        1996         1995
--------------------------------------------------------------------------------
Number of common shares reserved
 for issuance under the plan . . . . . . 4,367,186   4,367,186    2,000,000
Number of shares remaining available
 for issuance under the plan . . . . . . 1,426,242   2,061,142       38,056
Number of common shares issued
 pursuant to the exercised stock
 options . . . . . . . . . . . . . . . .   573,445     164,670       91,400
Price range at issuance  . . . . . . . .     $5.04       $5.04        $5.04
                                                TO          to           to
                                            $22.50      $12.10       $10.47

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


15. CAPITAL STOCK (CONTINUED)

The changes in number of options outstanding from January 1, 1995 to December 31, 1997 were as follows:

                                               1997        1996        1995
--------------------------------------------------------------------------------
Balance, beginning of year . . . . . . .   1,799,074    1,624,894   1,417,400
Granted. . . . . . . . . . . . . . . . .     634,900      344,100     310,344
Exercised. . . . . . . . . . . . . . . .    (573,445)    (164,670)    (91,400)
Cancelled. . . . . . . . . . . . . . . .     (23,200)      (5,250)    (11,450)
--------------------------------------------------------------------------------
Balance, end of year . . . . . . . . . .   1,837,329    1,799,074   1,624,894
--------------------------------------------------------------------------------


The exercise prices for options outstanding range from $5.04 (US $4.25) to $29.03 (US $20.59).


16. ACCUMULATED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

                                                1997         1996        1995
-------------------------------------------------------------------------------
Balance, beginning of year . . . . . . .     $ 1,398       $  914      $1,277
Effect of changes in exchange rates
 during the year on the net assets of
 foreign subsidiaries . . . . . . . . . .       1,642          484        (363)
--------------------------------------------------------------------------------
Balance, end of year . . . . . . . . . .     $ 3,040       $1,398      $  914
--------------------------------------------------------------------------------


17. COMMITMENTS AND CONTINGENCIES

a) COMMITMENTS

At December 31, 1997, the Company had commitments aggregating approximately $5,835,000 to 2003 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Minimum lease payments for the next five years are $2,762,000 in 1998, $1,964,000 in 1999, $616,000 in 2000, $223,000 in 2001
and $170,000 in 2002.

The Company also had commitments aggregating approximately $13,346,000 for the purchase of manufacturing equipment.

b) CONTINGENCIES

The Company is party to various claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.

36

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Canadian dollars, except per share amounts)


18. PENSION AND OTHER EMPLOYEE PLANS

The Company has several defined contribution plans and defined benefit plans for its employees in both Canada and the United States.

PLANS IN THE UNITED STATES OF AMERICA

The Company maintains a savings retirement plan (401[k] Plan) for the benefit of certain employees in the United States of America who have been employed for at least one year. The Company may make a discretionary matching contribution determined each year equal to a percentage of contributions made by employees; such contributions are limited to a maximum of 6.0% of their compensation deposited as elective contributions. A subsidiary of the Company also maintains two other savings retirement plans (401[k] Plans); contributions to these plans are at the discretion of the Company. This subsidiary contributes as well to a multi-employer plan for employees covered by collective bargaining agreements. The Company's expense for such plans for the year ended December 31, 1997 was $653,000 ($485,000 in 1996 and $329,000 in 1995).

American Tape Co., a subsidiary, has two defined benefit plans covering substantially all employees. Benefits for employees are based on compensation and years of service. The funding policy is consistent with the funding requirements of federal laws and regulations. Plan assets consist primarily of equity securities and fixed income investments.

Informations regarding the status of those two plans at December 31 is as follows:

Year Ended December 31,                         1997
--------------------------------------------------------------------------------
Assets at market value . . . . . . . . .     $15,056

Actuarial present value of accrued
 pension benefits. . . . . . . . . . . .     $12,147
--------------------------------------------------------------------------------
Surplus. . . . . . . . . . . . . . . . .     $ 2,909
--------------------------------------------------------------------------------



PLANS IN CANADA

SALARIED EMPLOYEES

Intertape Polymer Inc. ("IPI"), a Canadian subsidiary, maintains a defined contribution plan for its salaried employees in Canada. IPI contributes to the plan amounts equal to 4.0% of each eligible participant's salary. IPI has expensed $295,000 to the plan for the year ended December 31, 1997 ($277,000 in 1996 and $174,000 in 1995).

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


18. PENSION AND OTHER EMPLOYEE PLANS (CONTINUED)

HOURLY EMPLOYEES

The non-union hourly employees in Canada are covered by a plan which provides a fixed benefit of $13.00 ($11.50 in 1996 and 1995) per month for each year of service and which will be $14.00 in 1998. Information regarding the status of this plan at December 31 is as follows:

Years Ended December 31,                         1997         1996         1995
--------------------------------------------------------------------------------
Assets at market value . . . . . . . . .      $1,051         $939        $785

Actuarial present value of
 accrued pension benefits. . . . . . . .       1,280          806         641
--------------------------------------------------------------------------------
Surplus (deficit). . . . . . . . . . . .      $ (229)        $133        $144
--------------------------------------------------------------------------------


The average annual expense for this plan can be summarized as follows:

Years Ended December 31,                         1997         1996         1995
--------------------------------------------------------------------------------
Current service expense. . . . . . . . .       $  60        $  42       $  29
Interest on accumulated benefit obligation        71           54          44
Expected return on assets. . . . . . . .         (85)         (69)        (60)
Amortization of transition assets. . . .          (2)          (2)         (2)
Amortization of experience gain. . . . .          (2)          (2)          -
Amortization of cost of plan amendment .           3            -           -
--------------------------------------------------------------------------------
Annual expense . . . . . . . . . . . . .       $  45        $  23       $  11
--------------------------------------------------------------------------------

The assets of the plan are invested in segregated funds managed by an unaffiliated investment firm who places these funds in pooled accounts.

38

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


19. SEGMENTED INFORMATION (CONTINUED)

The operations and assets of the Company by geographic area are as follows:

a) YEAR ENDED DECEMBER 31, 1997

                                         United States
                                           of America     Canada   Eliminations    Total
------------------------------------------------------------------------------------------
Sales to customers . . . . . . . . . . .  $  277,805   $   70,465   $       -   $  348,270
Transfers between geographic areas . . .      22,247       72,287     (94,534)           -
------------------------------------------------------------------------------------------
Total revenue. . . . . . . . . . . . . .  $  300,052   $  142,752   $ (94,534)  $  348,270
------------------------------------------------------------------------------------------
Earnings before income taxes . . . . . .  $    1,928   $   17,781   $       -   $   19,709
------------------------------------------------------------------------------------------
Total assets . . . . . . . . . . . . . .  $  425,790   $  170,253   $       -   $  596,043
------------------------------------------------------------------------------------------


b) YEAR ENDED DECEMBER 31, 1996

                                         United States
                                           of America     Canada   Eliminations    Total
------------------------------------------------------------------------------------------
Sales to customers . . . . . . . . . . .  $  212,575   $   58,702           -   $  271,277
Transfers between geographic areas . . .       8,387       63,136     (71,523)           -
------------------------------------------------------------------------------------------
Total revenue. . . . . . . . . . . . . .  $  220,962   $  121,838   $ (71,523)  $  271,277
------------------------------------------------------------------------------------------
Earnings before income taxes . . . . . .  $   25,214   $   15,182   $       -   $   40,396
------------------------------------------------------------------------------------------
Total assets . . . . . . . . . . . . . .  $  214,620   $  133,958   $       -   $  348,578
------------------------------------------------------------------------------------------


c) YEAR ENDED DECEMBER 31, 1995

                                         United States
                                           of America     Canada   Eliminations    Total
------------------------------------------------------------------------------------------
Sales to customers . . . . . . . . . . .  $  170,062   $   55,316           -   $  225,378
Transfers between geographic areas . . .       1,712       58,808     (60,520)           -
------------------------------------------------------------------------------------------
Total revenue. . . . . . . . . . . . . .  $  171,774   $  114,124   $ (60,520)  $  225,378
------------------------------------------------------------------------------------------
Earnings before income taxes . . . . . .  $   17,983   $   16,071           -   $   34,054
------------------------------------------------------------------------------------------
Total assets . . . . . . . . . . . . . .  $  175,260   $  125,280   $       -   $  300,540
------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


20. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

In certain respects, Canadian generally accepted accounting principles ("Canadian GAAP") differ from United States generally accepted accounting principles ("U.S. GAAP").

a) CONSOLIDATED STATEMENTS OF EARNINGS

The amounts reported in the consolidated statements of earnings of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under U.S. GAAP.

Canadian GAAP permits the disclosure of a subtotal representing "earnings before restructuring charges and income taxes". U.S. GAAP do not permit the presentation of this subtotal.

Earnings per share established in accordance with U.S. GAAP are as follows:

Years Ended December 31,                       1997        1996     1995
--------------------------------------------------------------------------------
Basic. . . . . . . . . . . . . . . . . .      $ 0.55      $  1.20      $ 1.04
Diluted. . . . . . . . . . . . . . . . .      $ 0.53      $  1.15      $ 1.00

b) CONSOLIDATED BALANCE SHEETS

Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under U.S. GAAP, these investments would be accounted for using the equity method. Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 1997, 1996 and 1995, including the impact on the consolidated balance sheets.

The other differences in presentation that would be required under U.S. GAAP to the consolidated balance sheets are not viewed as significant enough to require further disclosure.

c) OTHER

Consolidated statements of changes in cash resources, supplemental disclosure of cash flow information:

Years Ended December 31,                       1997        1996         1995
--------------------------------------------------------------------------------
(i)  Supplemental disclosure of
     details of changes in non-cash
     working capital items:

Changes in non-cash working capital items
     Receivables . . . . . . . . . . . .  $  (19,263)  $  (12,880) $   (2,385)
     Inventories . . . . . . . . . . . .      (2,334)     (12,749)     (8,461)
     Prepaid expenses  . . . . . . . . .        (997)        (947)       (136)
     Accounts payable and accrued
        liabilities  . . . . . . . . . .         603       (8,365)      2,085
--------------------------------------------------------------------------------
                                          $  (21,991)  $  (34,941) $   (8,897)
--------------------------------------------------------------------------------

(ii) Cash paid during the year for:
          Interest . . . . . . . . . . .  $    6,169   $    4,905  $    5,694
          Income taxes . . . . . . . . .       3,086        6,533       6,949

40

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


20. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(iii) Canadian GAAP permit bank indebtedness (which includes the effect of bank overdrafts) to be included in the determination of cash or cash equivalents. Under U.S. GAAP, changes in bank indebtedness would be reported as cash flows under the heading "Financing".

(iv) Canadian GAAP permit the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of changes in cash resources. U.S. GAAP do not permit this subtotal to be included.

(v) Under U.S. GAAP, non-cash investing and financing activities would be excluded from the consolidated financial statement of changes in cash resources and separately disclosed. As required by Canadian GAAP, the consolidated statement of cash resources for the year ended December 31, 1996 reflects cash flows required for assets acquired in exchange of common shares. Under US GAAP, cash flows required for investment and issue of common shares for such investment would be reduced accordingly. Such impact for 1996 was $6,858,000. Furthermore, the effect of exchange rate changes on cash balances of self-sustained foreign entities would be separately disclosed under U.S. GAAP. These differences, when applicable, are not viewed as material enough to require further disclosure.

EARNINGS PER SHARE UNDER U.S. GAAP

Starting in 1997, basic earnings per share under U.S. GAAP is calculated in a matter consistent with Canadian GAAP. Diluted earnings per share under U.S. GAAP is calculated using the assumption that proceeds from exercising options are used at the beginning of the year to acquire common shares of the Company at average market price.

PENSION PLANS

United States accounting standards for pension costs are set forth in SFAS No.
87. The principal differences between Canadian and United States GAAP in accounting for pension costs is in the choice of discount rate used for computing the benefit obligation and the service and interest cost components of net periodic pension expense. Under Canadian GAAP, the discount rate used represents management's best estimate of the long-term rate of return on pension fund assets, whereas under United States GAAP the discount rate reflects the rate at which pension benefits can be effectively settled at the date of the financial statements. The impact of this difference on the Company's pension expense and on the funded status of the Company's defined benefit pension plans is not significant.

SFAS No. 87 also requires the following additional disclosures with respect to the Company's defined benefit pension plans:



December 31,                                               1997          1996
--------------------------------------------------------------------------------
(i) PROJECTED BENEFIT OBLIGATIONS

Actuarial present value of accrued pension benefits
 Vested. . . . . . . . . . . . . . . . . . . . . . .   $   13,389     $   793
 Non vested. . . . . . . . . . . . . . . . . . . . .           38          13
--------------------------------------------------------------------------------
Accumulated benefit obligation . . . . . . . . . . .      $13,427     $   806
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


20. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

December 31,                                   1997          1996
--------------------------------------------------------------------------------
(ii) NET PENSION ASSET

Pension Plan Assets in excess of
 accumulated benefit obligation. . . . .  $    2,679      $   133
Unrecognized past services cost. . . . .       1,054
Unrecognized transition asset. . . . . .        (168)        (174)
Unrecognized loss (gain) . . . . . . . .      (2,546)         108
--------------------------------------------------------------------------------
Net pension asset. . . . . . . . . . . .  $    1,019      $    67
--------------------------------------------------------------------------------


(iii) ECONOMIC ASSUMPTIONS

The most significant assumptions made in the measurement of the pension cost and the projected benefit obligations of the plans were as follows:

December 31,                                    1997          1996
--------------------------------------------------------------------------------
Discount rate. . . . . . . . . . . . . . . . .  7.5%         7.5%
Average rate of return on Pension Plan Assets.  9.0%         9.0%

There is no salary increase assumption because the plan provides a fixed benefit.

ACCOUNTING FOR COMPENSATION PROGRAMS

The Company has chosen to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under U.S. GAAP, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted in 1995, 1996 and 1997 was estimated using the Black-Scholes option-pricing model, taking into account a rate of cancellation of options of 1.0% per year and an expected life of 5 years. Other assumptions used for purposes of valuation include expected volatility of 25.0% for all periods, risk-free interest rates of 5.67% (6.79% in 1996, 8.29% in 1995) and maintenance of the existing dividend policy. A compensation charge is charged off on the vesting periods.

Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 1997 would have been reduced, on a pro forma basis, by $2,397,745, $0.10 and $0.09 respectively ($1,017,019,
$0.04 and $0.04 respectively in 1996 and $354,526, $0.02 and $0.02 respectively in 1995). The pro forma effect on net income for 1995, 1996 and 1997 is not necessarily representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to January 1, 1995.

The weighted average fair value of options granted in 1997 was $8.92 ($7.48 in 1996 and $4.30 in 1995).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Executive Stock Options Plan has characteristics significantly different from those of traded options, and

42

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Canadian dollars; tabular amounts in thousands, except per share amounts)


20. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

BUSINESS ACQUISITION - PRO FORMA DISCLOSURES

The following unaudited pro forma financial information has been prepared by the Company's management, giving effect to the American Tape & Co. acquisition, described in Note 7, as if it had taken place at the beginning of the respective periods.

The pro forma information is presented in response to applicable accounting rules relating to business acquisitions. It is not necessarily indicative of the actual results that would have been achieved had the acquisition occurred as January 1, 1996 and January 1, 1997, respectively, and is not necessarily indicative of future consolidated results of the Company.

The pro forma assumptions that have been reflected are limited to the inclusion of additional amortization of goodwill arising from the acquisition, increases in financial expenses for debt incurred to finance the acquisition and the income tax effects of such adjustments. Assumptions that have not been included in the pro forma information are the effect of either certain decisions that have been made by the Company's management since the date of the acquisition as well as the effect of various decisions that the Company's management might have made at the beginning of the respective periods. In management's opinion, because of the inability to reflect such assumptions, the pro forma net earnings and basic earnings per share data described below does not necessarily provide a reliable measure of the impact of the business acquisition.

December 31,                                  1997         1996
--------------------------------------------------------------------------------
                                                 (UNAUDITED)
Sales. . . . . . . . . . . . . . . . . .  $  507,112   $  444,977
Net earnings . . . . . . . . . . . . . .       3,018       21,896
--------------------------------------------------------------------------------
Basic earnings per share . . . . . . . .  $     0.12   $     0.90
--------------------------------------------------------------------------------


U.S. STANDARDS APPLICABLE NEXT YEAR

The Financial Accounting Standards Board has issued SFAS No. 130 pertaining to comprehensive income and SFAS No. 131 relating to segmented information.

These standards should be adopted for fiscal years commencing after December 15, 1997. The Company has not yet determined the potential impact of these statements.

--------------------------------------------------------------------------------
BOARD OF DIRECTORS


MELBOURNE F. YULL
Chairman and
Chief Executive Officer

ERIC E. BAKER
President
Almiria Capital Corp.

MICHAEL L. RICHARDS (1)
Senior Partner
Stikeman, Elliott

JAMES A. MOTLEY SR. (1)
Director
American Bank and Trust Company
American National Bankshares, Inc.

IRVINE MERMELSTEIN
Managing Partner
Market-Tek

BEN J. DAVENPORT, JR.
President
Chatham Oil Company

L. ROBBIE SHAW (1)
Vice-President Public Affairs
and Corporate Development
Nova Scotia Power


(1) MEMBER OF AUDIT COMMITTEE

--------------------------------------------------------------------------------
EXECUTIVE OFFICERS


MELBOURNE F. YULL
Chairman and
Chief Executive Officer

H. DALE MCSWEEN
Executive Vice President
Chief Operating Officer

ANDREW M. ARCHIBALD, C.A.
Vice President Finance and Administration,
Chief Financial Officer and Secretary

LLOYD W. JONES
Corporate Vice President
President of International Container Systems

KENNETH R. ROGERS
Corporate Vice President

RICHARD GERRIOR
Vice President,
Manufacturing Truro


--------------------------------------------------------------------------------
TRANSFER AGENT AND REGISTRAR

CANADA
CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montreal, Quebec, Canada
H3A 2A6

UNITED STATES OF AMERICA
ChaseMellon Shareholder Services, L.L.C.
450 West 33rd Street
New York, New York, USA
10001


--------------------------------------------------------------------------------
AUDITORS


CANADA
Raymond Chabot Grant Thornton
600 de la Gauchetiere West, Suite 1900
Montreal, Quebec, Canada
H3B 4L8

UNITED STATES OF AMERICA
Grant Thornton International
800 One Prudential Plaza
130 E. Randolf Drive
Chicago, Illinois, USA
60601-6050


--------------------------------------------------------------------------------
INVESTOR INFORMATION


STOCK AND SHARE LISTING
Common shares are listed on the American Stock Exchange and the Toronto Stock Exchange, trading under the symbol ITP.

SHAREHOLDER AND INVESTOR RELATIONS
Shareholders and investors having inquiries or wishing to obtain copies of the Company's Annual Report or other U.S. Securities Exchange Commission filings should write to:

MR. ANDREW M. ARCHIBALD, C.A.
Vice President Finance and Administration,
Chief Financial Officer and Secretary
Intertape Polymer Group Inc.
110 E Montee de Liesse
St. Laurent, Quebec, Canada
H4T 1N4  Tel.: (514) 731-0731
E-Mail: itp$info@intertapeipg.com


--------------------------------------------------------------------------------
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS


The Annual General and Special Meeting of Shareholders will be held on THURSDAY, MAY 21, 1998, at 4:00 P.M. at Le Westin Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, Canada.

DANVILLE AND TRURO - TWO OF OUR MANUFACTURING LOCATIONS

                              [PHOTOS]

[GRAPHIC]  Conforming to the best environment guidelines, this report is printed on an alkaline based, pulp bleached, chlorine-free paper, and is recyclable.

           Design:  Grapevine Communications Inc.
           Printed in Canada

                          INTERTAPE POLYMER GROUP INC.











                            MANAGEMENT PROXY CIRCULAR
                                       AND
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON



                                  MAY 21, 1998

                          INTERTAPE POLYMER GROUP INC.

                             110 E Montee de Liesse
                               St. Laurent, Quebec
                                     H4T 1N4





              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of INTERTAPE POLYMER GROUP INC. (the "Corporation") will be held at Le Westin Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, on May 21, 1998, at 4:00 o'clock in the afternoon, for the purposes of:

     (1) receiving the consolidated financial statements for the year ended December 31, 1997, together with the auditors' report thereon;

     (2) electing a board of eight directors to serve until the next annual meeting of shareholders;

     (3) appointing auditors and authorizing the directors to fix their remuneration;

     (4) considering and, if deemed advisable, approving, ratifying and confirming amendments to extend the term of the Corporation's Shareholder Protection Rights Plan;

     (5) to approve, ratify and confirm amendments to the Corporation's Amended Executive Stock Option Plan; and

     (6) transacting such other business as may properly be brought before the Meeting.

     The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

     Only holders of record of common shares of the Corporation at the close of business on April 15, 1998 will be entitled to vote at the Meeting.


                             By Order of the Board of Directors,


                             /s/ ANDREW M. ARCHIBALD, C.A

                             (signed) ANDREW M. ARCHIBALD, C.A.
                                      Vice President Finance and Administration,
                                      Chief Financial Officer and Secretary
St. Laurent, Quebec
April 14, 1998

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN FORTY-EIGHT (48) HOURS PRIOR TO THE MEETING.

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR"), WHICH IS BEING MAILED TO SHAREHOLDERS ON OR ABOUT APRIL 17, 1998, IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF INTERTAPE POLYMER GROUP INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON MAY 21, 1998 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF THE MEETING, OR ANY ADJOURNMENT THEREOF. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

     All dollar amounts set forth in this Circular are in Canadian dollars, except as otherwise indicated.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

     A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON OTHER THAN THE DIRECTORS OF THE CORPORATION NAMED IN THE ACCOMPANYING FORM OF PROXY TO ATTEND AND VOTE AT THE MEETING IN HIS STEAD, AND MAY DO SO BY INSERTING THE NAME OF SUCH OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

     In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec, not less than forty-eight (48) hours prior to the Meeting.

     A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 110 E Montee de Liesse, St. Laurent, Quebec H4T 1N4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting or an adjournment thereof on the day of the Meeting but prior to the use of the proxy at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

     THE PERSONS WHOSE NAMES ARE PRINTED ON THE ACCOMPANYING FORM OF PROXY WILL, ON A SHOW OF HANDS OR ANY BALLOT THAT MAY BE CALLED FOR, VOTE OR WITHHOLD FROM VOTING THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING THEM. IF NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE SHARES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "ELECTION OF DIRECTORS", FOR THE APPOINTMENT OF AUDITORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "APPOINTMENT AND REMUNERATION OF AUDITORS" AND IN FAVOUR OF THE RESOLUTION APPROVING, RATIFYING AND CONFIRMING AMENDMENTS TO THE CORPORATION'S SHAREHOLDER PROTECTION RIGHTS PLAN DESCRIBED IN THIS CIRCULAR UNDER THE HEADING "AMENDMENT TO THE RIGHTS PLAN".

     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTERS TO COME BEFORE THE MEETING. IF ANY MATTERS WHICH ARE NOT NOW KNOWN SHOULD PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.


SHAREHOLDER PROPOSALS FOR 1999 ANNUAL GENERAL MEETING

     Shareholder proposals intended to be presented at the Corporation's 1999 annual general meeting of shareholders must be submitted for inclusion in the Corporation's proxy materials prior to February 20, 1999.

Voting Shares and Principal Holders Thereof

As at April 13, 1998, the Corporation had 25,125,016 common shares outstanding, being the only class of shares enti-tled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his name as at the close of business on April 15, 1998, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual and Special Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his shares after the Record
Date, the transferee of such shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

     To the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ELECTION OF DIRECTORS

The Articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of one (1) and a maximum of eleven (11) directors. The entire Board of Directors currently consists of seven (7) members. Management will propose these eight (8) persons, who are named below, as nominees for election as directors to hold office until the next succeeding annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

                                                                                                CONTROL OR DIRECTION OF THE
                                                                                                CORPORATION IS EXERCISED BY
                                                                                                          MEANS OF (1)
                                                                                                ----------------------------
                                                                                                               OPTIONS TO
                                                                                                    COMMON      PURCHASE
NAME                       AGE   POSITION OR OFFICE WITH CORPORATION        DIRECTOR SINCE          SHARES    COMMON SHARES
----                       ---   -----------------------------------     --------------------      -------    -------------
Melbourne F. Yull          57    Director, Chairman of the               December 22, 1989(2)      405,495       444,000
                                 Board and Chief Executive
                                 Officer
Eric E. Baker              64    Director                                December 22, 1989(3)      962,812        14,000
Michael L. Richards(4)     59    Director                                December 22, 1989(2)       79,000        14,000
James A. Motley, Sr.(4)    69    Director                                February 21, 1992           5,800        14,000
Irvine Mermelstein         71    Director                                March 14, 1994              8,463        14,000
Ben J. Davenport, Jr.      55    Director                                June 8, 1994                8,000        14,000
L. Robbie Shaw(4)          54    Director                                June 8, 1994                2,000        14,000
Gordon R. Cunningham       53    Director                                N/A                           N/A           N/A
----------------------

(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.

(2) Director of the predecessor company since 1981.

(3) Director of the predecessor company since 1984.

(4) Member of Audit Committee.

     Melbourne F. Yull was appointed Chairman of the Board on January 11, 1995, having been the President and a director of the Corporation or a predecessor thereof since 1981. Eric E. Baker has been the President of Almiria Capital Corp., a venture capital company, since 1984. Michael L. Richards is a senior partner in the law firm Stikeman, Elliott, Montreal, Quebec. James A. Motley, Sr. is a Director of American Bank & Trust Company and American National Bank Shares, Inc. and was formerly Chairman of the Board and Chief Executive Officer of the same firms.

     Irvine Mermelstein, a resident of Tucson, Arizona and Halifax, Nova Scotia, is the managing partner of Market-Tek, management consultants. Ben J. Davenport, Jr., a resident of Chatham, Virginia, has been, since 1983, the President of Chatham Oil Company, a distributor of oil, gasoline and propane. He also serves as Chairman and CEO of First Piedmont Corporation, a waste hauling business. L. Robbie Shaw, a resident of Halifax, Nova Scotia, has been Vice President Marketing and Public Affairs of Nova Scotia Power from 1993 to 1995 and since then, Vice President Customer Service and Marketing. Prior to that, Mr. Shaw was Managing Partner for Atlantic Canada of Peat Marwick Stevenson Kellogg.

     Gordon R. Cunningham is a partner with Connor Capital Management Corp. Prior to that Mr. Cunningham was the President and Chief Executive Officer of London Life Insurance Co. and President and Chief Executive Officer of London Insurance Group.

     If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of Management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     In 1995, The Toronto Stock Exchange adopted a requirement that disclosure be made by each listed company of its corporate governance system by making reference to The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines"). Compliance with the Guidelines is not mandatory but each listed corporation is required to explain where its system of governance differs from the Guidelines.

     1.  Mandate of the Board

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policy and strategy. The Board meets at least quarterly, and more frequently as required to consider particular issues or conduct specific reviews between quarterly meetings whenever appropriate. Governance responsibilities are undertaken by the Board as a whole, with certain specific responsibilities delegated to the audit and compensation committees as described below.

     2.  Composition of the Board

     The Corporation's Board currently consists of seven directors four of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines. The Board has considered its size for the 1998 fiscal year and proposes increasing its number to eight directors.

     3.  Chair of the Board

     The Board is chaired by a director who is also the Chief Executive Officer of the Corporation. The Board is of the view that this does not impair its ability to act independently of management due, inter alia, to the independence of the remaining members of the Board and the role of the Board in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board.

     4.  Committees

     The Board has established two committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of three outside directors. The Compensation Committee, as at present constituted, does not comply with the Guidelines as it is composed of two related directors and two unrelated directors and the Board has decided not to modify its composition for the reasons outlined below.

     The following is a description of the Committees of the Board and their mandate:

     - Audit Committee

     The mandate of the Committee is to review the annual financial statements of the Corporation and to make recommendations to the Board of Directors in respect thereto. The Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management and, with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Corporation. The Committee also makes recommendations to the Board regarding the appointment of independent auditors and their remuneration and reviews any proposed change in accounting practices or policies.

     -   Compensation Committee

     The mandate of the Committee is described below under the heading "Report on Executive Compensation". The Chairman and Chief Executive Officer is a member of this Committee. The Board of Directors considers his participation in the Committee as essential and feels he should continue to serve on the Committee provided the other members are outside directors.

     5.  Decisions Requiring Board Approval

     All major decisions concerning, among other things, the Corporation's corporate status, capital, debt financing, securities, distributions, investments, acquisitions, divestitures and strategic alliances, are subject to approval by the Board of Directors. In particular, capital investments and other outlays of an aggregate monetary amount of one million dollars or more are subject to the prior approval of the Board of Directors.

     6.  Director Recruitment and Board Effectiveness

     All the directors presently in office and proposed to be elected (other than Mr. Cunningham) at the next annual meeting of shareholders have served as directors in good standing of the Corporation since 1994 and the majority of them have served since it became a reporting issuer in 1992. The Board of Directors has not adopted a formal policy for the recruitment of directors.

     Participation of directors is expected at all Board of Directors and Committee meetings to which they are called. Directors are asked to notify the Corporation if they are unable to attend, and attendance at meetings is duly recorded. All the directors have agreed to contribute to the evaluation of their collective as well as their individual performances.

     7.  Shareholder Communication and Feedback

     The fundamental objective of the Corporation's shareholder communication policy is to ensure open, accessible and timely exchange of information with all shareholders respecting the business, affairs and performance of the Corporation, subject to the requirements of securities legislation in effect and other statutory and contractual obligations limiting the disclosure of such information.

     In order to facilitate the effective and timely dissemination of information to all shareholders, the Corporation releases its disclosed information through news wire services, the general media, telephone conferences with investment analysts and mailings to shareholders.


APPOINTMENT AND REMUNERATION OF AUDITORS

     Raymond Chabot Grant Thornton, Chartered Accountants, who have been the auditors of the Corporation since December 22, 1989 and the auditors of the predecessor company since 1981, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. Representatives of Raymond Chabot Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.




                                                       (CONTINUED ON NEXT PAGE.)

EXECUTIVE COMPENSATION

     1.  Summary Compensation Table

     The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 1997, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the "named executive officers").

                                              SUMMARY COMPENSATION TABLE
                                                                                                           LONG-TERM
                                                                                                          COMPENSATION
                                                             ANNUAL COMPENSATION                             AWARDS
                                          -----------------------------------------------------------   SECURITIES UNDER
                                                                                         OTHER ANNUAL     OPTIONS/SARS
                                                         SALARY            BONUS         COMPENSATION       GRANTED
NAME AND PRINCIPAL POSITION                YEAR            $                 $              ($)(1)            (#)
---------------------------                ----       ------------      ------------     ------------   ---------------
M.F. Yull                                  1997       U.S.$303,270      U.S.$      0          30,326        263,006
   Chairman of the Board and               1996       U.S.$272,000      U.S.$      0          63,361         64,123
   Chief Executive Officer                 1995       U.S.$250,000      U.S.$300,000          44,216         50,000

D. McSween                                 1997            238,082                 0          16,099         78,623
   Executive Vice President,               1996            212,159                 0          12,619         29,310
   Chief Operating Officer                 1995            187,000           187,000          12,753         11,246

A.M. Archibald                             1997            189,520                 0           7,001         78,553
   Vice President Finance and              1996            167,000                 0          11,028         38,763
   Administration, Chief                   1995            150,000           180,000          11,425         10,543
   Financial Officer and Secretary

K. Rogers                                  1997            197,605                 0           9,204         20,390
   Corporate Vice President                1996            172,000                 0           6,880         20,821
                                           1995            160,000           128,000           8,200         11,202

L.W. Jones                                 1997       U.S.$229,872      U.S.$      0      U.S.$8,704         28,000
   Corporate Vice President                1996       U.S.$195,200      U.S.$      0      U.S.$8,669         20,000
                                           1995       U.S.$203,000      U.S.$203,000      U.S.$9,228         20,543

--------------------------

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers. The amounts in this column related to taxable benefits on employee loans and company contribution to the pension plan.

The aggregate compensation for all executive officers and directors of the Corporation who are not "named executive officers" for the fiscal year ended December 31, 1997 amounts to $184,686.

    2.  Executive Stock Option Plan and Stock Appreciation Rights

     The Corporation has an ongoing Executive Stock Option Plan (the "Plan"). The Plan is administered by the Board of Directors. The shares offered under the Plan are common shares of the Corporation.

     The Board of Directors designates from time to time from the eligible executives those to whom options are granted and determine the number of shares covered by such options. Generally, participation in the Plan will be limited to persons holding positions that can have a significant impact on the Corporation's long-term results. The number of common shares to which the options relate will be determined by taking into account, INTER ALIA, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option will be determined by the Board of Directors but will not be less than the market value of the underlying common shares on the day preceding the grant. The Plan provides that options issued thereunder shall vest 25% per year over four years.

     In 1997 the Board of Directors granted options to purchase an aggregate of 466,000 common shares to executives and employees of the Corporation, being 166,000 options at an exercise price of $26.51 (or U.S.$19.09) and 300,000 options at an exercise price of $29.03 (or U.S.$20.53) per share. In 1997, options to acquire 528,770 common shares were exercised by executives, at exercise prices ranging from $5.04 to $22.50 or the U.S.$ equivalent. As at December 31, 1997, options to acquire
1,837,329 common shares were outstanding under the Plan.

     In addition, on December 31, 1997, certain executive officers were credited notional units, based on salary, related to the market price of the Corporation's common shares. Each such unit credited to the officers corresponds to one common share of the Corporation. These units do not vest for three years and are paid in full at the end of the three-year period. The value of the units fluctuates with share appreciation (and depreciation) and additional entitlements (dividend equivalents) may be awarded by the Corporation to compensate the holder of these units for any dividends paid to the shareholders of the Corporation. If employment is terminated during the three-year restriction period, the units will be cancelled. No notional units has vested under this plan. Payments on these units are treated as free-standing Stock Appreciation Rights ("SARs") and reported in the table below.

     The following table sets forth individual grants of stock options under the Plan and SARs during the financial year ended December 31, 1997 to the named executive officers.

                          OPTION/SAR GRANTS DURING THE
                     FINANCIAL YEAR ENDED DECEMBER 31, 1997
                                                                                   MARKET VALUE
                                                                                   OF SECURITIES
                                  SECURITIES        % OF TOTAL                      UNDERLYING
                                     UNDER         OPTIONS/SARS                    OPTIONS/SARS
                                 OPTIONS/SARS       GRANTED TO        EXERCISE          ON
                                    GRANTED        EMPLOYEES IN         PRICE      DATE OF GRANT
NAME                                  (#)         FINANCIAL YEAR         ($)            ($)         EXPIRATION DATE
----                             ------------     --------------      --------     -------------  --------------------
M.F. Yull                           62,000(1)        9.72                  26.51          26.51   May 28, 2008
                                   200,000(1)       31.36                  29.03          29.03   December 10, 2008
                                     1,006(2)        0.16             U.S.$21.88     U.S.$21.88   January 1, 1999
D. McSween                          28,000(1)        4.39                  26.51          26.51   May 28, 2008
                                    50,000(1)        7.84                  29.03          29.03   December 10, 2008
                                       623(2)        0.10                  30.75          30.75   January 1, 1999
A.M. Archibald                      28,000(1)        4.39                  26.51          26.51   May 28, 2008
                                    50,000(1)        7.84                  29.03          29.03   December 10, 2008
                                       553(2)        0.09                  30.75          30.75   January 1, 1999
K. Rogers                           20,000(1)        3.14                  26.51          26.51   May 28, 2008
                                       390(2)        0.06                  30.75          30.75   January 1, 1999
L.W. Jones                          28,000(1)        4.39             U.S.$19.09     U.S.$19.09   May 28, 2008

--------------------
(1) Represents securities under options granted.

(2) Represents securities under SARs granted.

     The following table sets forth each exercise of options during the financial year ended December 31, 1997 by the named executive officers. No SARs vested during the financial year ended December 31, 1997.


                                                       (CONTINUED ON NEXT PAGE.)

                         AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED
                            DECEMBER 31, 1997 AND FINANCIAL YEAR-END OPTION/SAR VALUES
                                                                                                      VALUE OF
                                                                           UNEXERCISED               UNEXERCISED
                                  SECURITIES        AGGREGATE             OPTIONS/SARS              OPTIONS/SARS
                                   ACQUIRED           VALUE                 AT FY-END                 AT FY-END
                                  ON EXERCISE       REALIZED                   (#)                       ($)
NAME                                  (#)              ($)          EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                              ------------     -------------    -------------------------   -------------------------
M.F. Yull                           450,000           13,112,500         85,500/358,500          2,629,125/11,023,875
D. McSween                          15,000               401,250         139,246/110,246          4,281,815/3,390,065
A.M. Archibald                      40,000          U.S.$830,000         115,943/116,743          3,565,247/3,589,847
K. Rogers                             Nil                    n/a          88,702/47,702           2,727,587/1,466,837
L.W. Jones                          23,770          U.S.$491,035          15,148/49,898            465,801/1,534,364


     3.  Pension Arrangements

     Effective January 1, 1991, the pension plan for Intertape Polymer Inc. ("IPI"), a Canadian subsidiary of the Corporation, for its salaried employees in Canada, including the named executive officers who are Canadian residents, was changed from a defined benefit plan to a defined contribution plan. Participants in the plan were credited with either a lump sum amount in their individual accounts or had an insurance contract purchased to settle their benefit obligations at January 1, 1991.

     The Corporation maintains a savings retirement plan (401[k] Plan) for the benefit of substantially all of its employees in the United States of America who have been employed for at least one year. The Corporation may make a discretionary matching contribution determined each year equal to a percentage of contributions made by employees; such contributions are limited to a maximum of 6% of their compensation deposited as elective contributions. A subsidiary of the Corporation also maintains two savings retirement plans (401[k] Plans); contributions to these plans are at the discretion of the Corporation. This subsidiary contributes as well to a multi-employer plan for employees covered by collective bargaining agreements. The Corporation's expense for such savings retirement plans for the year ended December 31, 1997 was $653,000 ($485,000 in 1996 and $329,000 in 1994).

     4.  Employment Contracts and Termination of Employment

     On March 10, 1992, the Corporation entered into an employment agreement with Melbourne F. Yull. Pursuant to the terms of the employment agreement, Mr. Yull agreed to continue to serve as Chief Executive Officer of the Corporation and its subsidiaries initially at a fixed annual gross salary and subsequently at compensation levels to be reviewed annually by the Corporation in accordance with its internal policies. The agreement provides inter alia for annual bonuses based on budgeted objectives of the Corporation. The agreement also provides for the payment of 24 months of Mr. Yull's remuneration in the event of termination without cause or resignation within six months of a change of control.

     On June 13, 1989, predecessors of Intertape Polymer Inc. entered into an employment agreement with Lloyd W. Jones, whereby he agreed to act as President of a subsidiary as well as in such other positions within the Intertape Polymer group as would be agreed upon between the parties. The agreement is renewed yearly for an additional one-year term and Mr. Jones' compensation is agreed upon on an annual basis, including the salary and the basis for the determination of the annual bonus.

     The Corporation has entered into change-in-control letter agreements dated August 8, 1996 with Messrs. McSween, Archibald, Rogers and Jones. These letter agreements provide that if, within a period of six months after a change in control of the Corporation, (a) an executive voluntarily terminates his employment with the Corporation, or (b) the Corporation terminates an executive's employment without cause, such executive will be entitled to receive a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to fifteen months of such executive's remuneration at the effective date of such resignation or termination. In addition, all options for the acquisition of common shares of the Corporation previously granted to such executive under the Plan shall become immediately vested and exercisable and must be exercised within 90 days following the effective date of such resignation or termination.

     5.  Composition of Compensation Committee

     Members of the Compensation Committee of the Corporation are James A. Motley, Sr., Michael L. Richards, L. Robbie Shaw and Melbourne F. Yull. The Committee met twice during the period from January 1, 1997 to December 31, 1997. Mr. Yull is Chairman of the Board, President and Chief Executive Officer of the Corporation. The members of the Compensation Committee have no interlocking relationship as contemplated in the Ontario Securities Regulations.

     6.  Report on Executive Compensation

     -   Compensation Committee Report

     The Committee is responsible for the determination and administration of the compensation policies and levels for the executive officers of the Corporation and its subsidiaries. The recommendations of the Committee are communicated to the Board of Directors. The compensation of the Chief Executive Officer and the recommendation for the granting of stock options to executive officers are submitted to the Board of Directors for approval. Mr. Yull does not participate in the Committee's or the Board's deliberations concerning the recommendation on his own compensation.

     In arriving at its compensation decisions, the Committee reviews industry comparisons for similar sized companies and companies in the packaging materials sector. The Committee uses compensation surveys from an independent consultant from time to time to provide data to review and adjust its compensation policies. The compensation philosophy of the Corporation is to be competitive with similar manufacturing companies in order to attract and retain high-quality executives with the expertise and skills required in the business of the Corporation. Three primary components comprise the compensation program: basic salary, annual bonuses based on performance and long-term stock options/SARs.

     Base salaries are established at levels which will enable the Corporation and its subsidiaries to attract, retain and reward executive officers who can effectively contribute to the long-term success and objectives of the Corporation.

     The annual bonus program is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of divisional profit results, corporate results and individual performance as measured against pre-established objectives.

     The third component is stock options/SARs which are granted periodically at the discretion of the Board of Directors. Options/SARs are granted to provide key employees who have significant responsibility for the management, growth and future success of the Corporation with an opportunity for rewards as a result of stock price increases. To encourage continued service, the options become exercisable over four years in four equal annual installments commencing on the first anniversary of the date of the grant and the SARs only become vested on the third anniversary of the effective date of the grant. They have no value if the stock price does not appreciate. It is felt that this approach closely aligns the interests of the executives and the shareholders.

     Each element of compensation fulfills a different role in the attraction, retention and motivation of qualified officers and employees.

     -   Chief Executive Officer Compensation

     The compensation levels for the Chief Executive Officer have been designed to ensure that they are not only competitive with similar size companies and companies in the packaging materials sector, but also incorporate recognition of the Chief Executive Officer's personal contribution and leadership.

     The compensation of the Chief Executive Officer is reviewed each year by the Committee utilizing both financial and non-financial measurements covering performance in the following areas: financial performance, marketing, operations, human resource management, technology and strategic planning. In addition, the Committee considers compensation surveys described above when assessing the Chief Executive Officer's compensation levels.

     Submitted by the Committee:



     James A. Motley, Sr.
     Michael L. Richards
     L. Robbie Shaw
     Melbourne F. Yull

     7.  Performance Graph

     The first graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the TSE 300.

     The second graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the S&P 500. The cumulative total shareholder return is based on the US$ trading values of the common shares of the Corporation on the American Stock Exchange.

     Both graphs assume the reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

      FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED) (Based on the Corporation's activity on The Toronto Stock Exchange)
                                  (Canadian $)

            Feb. 14       Dec. 31      Dec. 31      Dec. 31      Dec. 31      Dec. 31      Dec. 31
              1992         1992         1993         1994         1995         1996         1997
--------------------------------------------------------------------------------------------------
INTERTAPE   $100.00      $121.47      $175.16      $223.95      $433.06      $638.09      $626.05
--------------------------------------------------------------------------------------------------
TSE 300     $100.00       $96.63      $128.08      $127.85      $146.81      $187.94      $216.09
--------------------------------------------------------------------------------------------------

      FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED) (Based on the Corporation's activity on the American Stock Exchange)
                                     (US $)

                                    [GRAPH]

                Feb. 14      Dec. 31      Dec. 31      Dec. 31      Dec. 31      Dec. 31      Dec. 31
                  1992         1992         1993         1994         1995         1996         1997
--------------------------------------------------------------------------------------------------------
   INTERLUPE    $100.00      $113.24      $158.85      $191.72      $380.75      $560.05      $535.09
--------------------------------------------------------------------------------------------------------
   S&P 500      $100.00      $108.81      $119.73      $121.62      $167.16      $205.61      $275.11
--------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

     In 1997, directors of the Corporation, who were not officers of the Corporation, received an annual fee of $6,000 for their services as directors and a fee of $600 for each board meeting attended ($150 for telephone meetings). Furthermore, directors of the Corporation, who were not officers of the Corporation, each received 2,000 options to purchase common shares of the Corporation at an exercise price of $26.51 (U.S.$19.09) per share.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     Officers of the Corporation are currently indebted to the Corporation in respect of interest-free loans granted for the purpose of purchasing common shares of the Corporation upon the exercise of options. Such loans are repayable not later than September 30, 1999. As at April 14, 1998, the aggregate indebtedness of all officers to the Corporation entered into in connection with the purchase of common shares was $399,531. The following table summarizes the largest amount of the loans outstanding since January 1, 1997, and the amount outstanding on April 14, 1998.

                                                                                             FINANCIALLY
                                                   LARGEST AMOUNT                        ASSISTED SECURITIES    COMMON
                                                     OUTSTANDING                          PURCHASES DURING     SHARES AS
                                                       DURING        AMOUNT OUTSTANDING      FY-31.12.97      SECURITY FOR
NAME AND PRINCIPAL POSITION                       FY-ENDED 31.12.97    AS AT 14.04.98            (#)          INDEBTEDNESS
---------------------------                       -----------------  ------------------  -------------------  ------------
M.F. Yull                                             $369,218             $369,218               Nil            26,000
   Chairman of the Board and
   Chief Executive Officer
D. McSween                                              30,313               30,313               Nil              Nil
   Executive Vice President and
   Chief Operating Officer
A.M. Archibald                                          32,853                  Nil               Nil              Nil
   Vice President Finance and Administration,
   Chief Financial Officer and Secretary

DIRECTORS' AND OFFICERS' INSURANCE

     The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is $15,000,000 and an annual premium of $90,000 was paid by the Corporation in the last completed financial year with respect to the period from October 1997 to October 1998. Claims payable to the Corporation are subject to a retention of $250,000 per occurrence.

AMENDMENT TO THE RIGHTS PLAN

     At the Meeting, the shareholders will be asked to consider and, if deemed advisable, to approve, ratify and confirm amendments to extend the term of the Corporation's Shareholder Protection Rights Plan (the "Rights Plan"), the terms and conditions of which are set forth in the draft amended and restated Shareholder Protection Rights Plan Agreement (the "Rights Agreement") to be entered into by and between the Corporation and CIBC Mellon Trust Company. If approved by the shareholders the Rights Agreement will be approved by the Board of Directors immediately after the shareholders meeting.

     The Rights Plan was originally approved by the shareholders at the annual and special meeting of shareholders of the Corporation held on August 24, 1993. The common share purchase right (a "Right") distributed pursuant to the Rights Plan expire on September 1, 1998. If the amendments to the Rights Plan are approved by the shareholders, the Rights will expire on September 1, 2003.

     The Board of Directors is proposing the extension of the term of the Rights Plan in recognition of the fact that take-overs happen frequently in today's business climate and that often they do not result in shareholders receiving equal treatment or fair and full value for their shares. There are now a number of Canadian and U.S. corporations which have adopted rights plan. The Board of Directors determined that it is in the best interests of the Corporation to consider various strategies to ensure that any acquisition of control of the Corporation takes place in an open and fair manner for the shareholders. The Board of Director believes that the Rights Plan will assist in achieving this objective. The Rights Plan is not intended to prevent a take-over bid or deter fair offers for the common shares. Rather, it is designed to encourage anyone seeking to acquire control of the Corporation to make an offer that treats all shareholders fairly and equally and that recognizes the long term value of the common shares.

     In considering whether to propose the extension of the term of the Rights Plan, the Board of Directors considered the current legislative framework in Canada governing change of control transactions.

     The Rights Plan is different from the typical plan in that it focuses only on take-over bids where, in the opinion of the Board of Directors, shareholders would benefit from protection in addition to that granted by applicable legislation. It does not apply to amalgamations, asset sales or similar transactions (commonly referred to in other shareholder rights plans as "flip-over events") where shareholders already enjoy statutory safeguards, such as the right to vote on the approval of such transactions. Recent policy statements made by the various Canadian provincial securities commission and similar regulatory authority also serve to support shareholder interests in the case of flip-over events. Finally, the members of the Board of Directors, in considering such transactions, are subject to their fiduciary and other obligations as required by law.

     The Rights Plan will not preclude a person from acquiring an ownership position of less than 20% of the outstanding common shares. The Board of Directors recognizes that the Canada Business Corporation Act (the "CBCA") has a 10% threshold to trigger its take-over provisions, in contrast to Canadian provincial securities laws which use a 20% threshold. The Board of Directors believes, however, that effective control of the Corporation would not be acquired until at least 20% of the common shares were controlled by a shareholder and therefore have adopted the threshold of the Canadian provincial securities laws. Unless a person is prepared to limit its holdings of common shares to less than 20% or unless the person is seeking to acquire additional shares of the Corporation and is prepared to make an offer ensuring fair treatment to all shareholders, the Rights Plan will significantly deter a person from acquiring an ownership position of 20% or more of the outstanding common shares.

     The Rights Plan relies on the mechanism of the permitted bid to ensure that a person seeking control of the Corporation gives shareholders and the Board of Directors sufficient time to evaluate the bid. The permitted bid is also designed to alleviate the coercive potential of a bid. Permitted bids have become common features in almost all Canadian and many United States shareholder rights plans, their purpose being to allow a potential bidder to avoid the dilutive features of a rights plan by making a bid in conformity with the conditions specified in the permitted bid provisions. In Canada, permitted bids are typically those made in accordance with corporate and securities laws and additional conditions tailored to the individual circumstances of the company. Unlike most other shareholder rights plans in Canada, the permitted bid mechanism in the Rights Plan does not require a special shareholders' meeting to be called to approve the take-over bid. Rather, it provides that not less than 50% of the then outstanding common shares, other than the offeror's securities, must be deposited to the take-over bid and not withdrawn at the close of business on the 80th day following the date of the take-over bid, and the offeror shall publicly announce and advise the Corporation forthwith whether or not such conditions has been satisfied.

      Thus, the initial tender acts as a surrogate for the costly and rather cumbersome shareholder vote at a special shareholders' meeting. As with a shareholder vote there is no coercion to tender during the initial 80-day period as the bid, by definition, must be open for acceptance for at least 90 days. Of course, the Board of Directors may call a shareholders' meeting at any time should it believe that a shareholders' meeting would be beneficial to the shareholders.

     The Rights Plan should not deter a person seeking to acquire control of the Corporation if such person is prepared to make its take-over-bid pursuant to the permitted bid requirements. However, an acquiring person will likely find it impractical to acquire 20% or more of the outstanding common shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire control of the Corporation other than by means of a permitted bid or on terms approved by the directors. When a person or group or their transferees becomes an acquiring person, the Rights beneficially owned by those persons will become void. The Rights Plan is equally applicable, and would operate in the same manner, with respect to an acquisition of common shares of 20% or more by a management group.

     The extension of the term of the Rights Plan does not in any way detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and to consider an offer in accordance with such duty. It is not the intention of the Board of Directors to secure the continuance of existing directors in office or to avoid an acquisition of control of the Corporation which is considered in the best interests of the Corporation or to avoid the fiduciary duties of the Board of Directors or any director. Pursuant to the role of the Board of Directors to negotiate in the best interests of the Corporation and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board of Directors prior to the occurrence of any transaction in or pursuant to which 20% or more of the outstanding common shares have been accumulated by an acquiror or group. In addition, the Board of Directors may until the occurrence of such event determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions. The proxy mechanism of the CBCA is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Corporation, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board of Directors to call a meeting of shareholders.

     When the directors decided to propose the extension of the term of the Rights Plan, they considered the fact that many shareholder rights plans have been criticized as having anti-take-over effects in rendering more difficult the acquisition of control of a large block of a company's securities. The Board of Directors reviewed whether such plan might deter attempts to acquire control of the Corporation on terms not approved by the Board of Directors and make it less likely that shareholders would be given an opportunity to sell their common shares at a premium over the market price. The Board of Directors believes that the Rights Plan minimizes these concerns and that the protection which the Rights Plan affords shareholders overrides any concerns of this nature.

     The Rights Plan is designed to not interfere with the day-to-day operations of the Corporation and the existence of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans, affect the indebtedness of the Corporation, impose any additional burdens on the Corporation, alter the Corporation's balance sheet or income statement, involve a sale, exchange or purchase of significant assets or incur a loss of earning power for the Corporation. In addition, the existence of the Rights is not dilutive and does not restrict the ability of shareholders to trade their common shares. However, reported earning per share on a fully diluted or non-diluted basis may be affected upon the Rights separating from common shares and becoming exercisable or upon exercise of the Rights. Holders of Rights not exercising their Rights subsequent to the separation time which would occur following the occurrence of a flip-in event may suffer substantial dilution with respect to the common shares they hold to the extent other holders exercise their Rights.

     Any economic motivation to exercise the Rights may be negated, even after the separation time, if a flip-in event has not occurred and the exercise price is in excess of the market price of the common shares.

In order for the term of the Rights Plan to be extended to September 1, 2003 and the consequent amendments to be adopted, the affirmative vote of a majority of the votes cast in respect of the resolution to approve, confirm and ratify the amendments to the Rights Plan, a copy of the text of which is attached this Circular as exhibit A, by the holders of common shares, as a single class, present in person or by proxy at the Meeting will be required. The Rights Plan will become void and of no further force or effect on its original termination date if this resolution is not approved at the Meeting. The Corporation has not determined what further action, if any, it would take in the event that the Rights Plan Resolution is not approved at the Meeting.

     A copy of the Rights Agreement is attached to this Circular as Exhibit B for your convenience.

APPROVAL OF THE AMENDED EXECUTIVE STOCK OPTION PLAN

     In the context of its initial public offering, the Corporation established an ongoing Executive Stock Option Plan (the "Plan") in respect of the Common Shares of the Corporation. The purpose of the Plan is to promote a proprietary interest in the Corporation among its executives, to encourage the executives to further the development of the Corporation and to assist the Corporation in attracting and retaining executives necessary for the Corporation's long term success. The Plan was amended in 1996 to comply with new rules adopted by The Toronto Stock Exchange and to allow the granting of options to existing and future directors of the Corporation who are not part of management. The directors of the Corporation have now adopted a further amending resolution effective as of May 28, 1997: (i) authorizing the Board of Directors of the Corporation to grant, from time to time, on an annual basis, up to 2,000 options to the directors of the Company who are not part of management; and (ii) specifying that any new non-management director will receive a Grant (as such term is defined in the Amended Executive Stock Option Plan) of 5,000 options upon becoming a director.

     The proposed Amended Executive Stock Option Plan is attached to this Circular as Exhibit C.

     The text of the proposed amended Executive Stock Option Plan is subject to the approval of regulatory authorities having jurisdiction over the Corporation's common shares. The Toronto Stock Exchange's rules further require that the Amended Executive Stock Option Plan be subject to the approval of the shareholders of the Corporation. Consequently, the following resolution will be submitted for approval by a majority of shareholders present or represented by proxy at the meeting.

IT IS RESOLVED:

     THAT the Amended Executive Stock Option Plan approved by the board of directors of the Corporation, a copy of which is enclosed in the Management Proxy Circular of the Corporation for the Annual and Special Meeting of the shareholders to be held on May 21, 1998 be and is hereby approved.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     The Management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

APPROVAL OF DIRECTORS

     The contents and the sending of this Circular have been approved by the directors of the Corporation.




                                     /s/ Andrew M. Archibald

                                     ANDREW M. ARCHIBALD, C.A.
                                     Vice President Finance and Administration,
                                     Chief Financial Officer and Secretary

St. Laurent, Quebec
April 14, 1998

                                    EXHIBIT A

         RESOLUTION OF THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.


"BE IT RESOLVED"

     THAT the amended and restated Shareholder Protection Rights Plan Agreement between the Corporation and CIBC Mellon Trust Company (formerly known as The R-M Trust Company), a copy of which has been tabled at this Meeting by the Secretary of the Corporation, be and its is hereby approved, ratified and confirmed;

     THAT any director or officer of the Corporation be and he is hereby authorized for an on behalf of and in the name of the Corporation, to do all things and execute an deliver all such documents and instruments as may be necessary or desirable to carry out the foregoing.

                                    EXHIBIT B




                  SHAREHOLDER PROTECTION RIGHTS PLAN AGREEMENT



                           as amended and restated on

                                  May 21, 1998

                                     between

                          INTERTAPE POLYMER GROUP INC.

                                       and

                            CIBC MELLON TRUST COMPANY

                                 as Rights Agent









                                STIKEMAN, ELLIOTT

                                TABLE OF CONTENTS
                           ARTICLE 1 -- INTERPRETATION
                                                                            Page
1.1   Certain Definitions..................................................  B-3
1.2   Currency.............................................................  B-9
1.3   Headings.............................................................  B-9
1.4   Grandfather Provisions...............................................  B-9

                             ARTICLE 2 -- THE RIGHTS

2.1   Legend on Common Share Certificates.................................. B-10
2.2   Initial Exercise Price; Exercise of Rights; Detachment of Rights..... B-10
2.3   Adjustments to Exercise Price; Number of Rights...................... B-12
2.4   Date of Which Exercise is Effective.................................. B-15
2.5   Execution, Authentication, Delivery and Dating of Rights
        Certificates....................................................... B-15
2.6   Registration, Registration of Transfer and Exchange.................. B-15
2.7   Mutilated, Destroyed, Lost and Stolen Rights Certificates............ B-16
2.8   Persons Deemed Owners................................................ B-16
2.9   Delivery and Cancellation of Certificates............................ B-16
2.10  Agreement of Rights Holders.......................................... B-16
2.11  Rights Certificate Holder Not Deemed a Shareholder................... B-17

                           ARTICLE 3 -- FLIP-IN EVENT

3.1   Flip-In Event........................................................ B-17
3.2   Exchange Option...................................................... B-18

                          ARTICLE 4 -- THE RIGHTS AGENT

4.1   General.............................................................. B-18
4.2   Merger or Amalgamation or Change of Name of Rights Agent............. B-19
4.3   Duties of Rights Agent............................................... B-19
4.4   Change of Rights Agent............................................... B-20

                           ARTICLE 5 -- MISCELLANEOUS

5.1   Redemption and Waiver................................................ B-21
5.2   Expiration........................................................... B-21
5.3   Issuance of New Rights Certificates.................................. B-21
5.4   Supplements and Amendments........................................... B-22
5.5   Fractional Rights and Fractional Shares.............................. B-22
5.6   Rights of Action..................................................... B-23
5.7   Regulatory Approvals................................................. B-23
5.8   Declaration as to Non-Canadian and Non-U.S. Holders.................. B-23
5.9   Notices.............................................................. B-23
5.10  Costs of Enforcement................................................. B-24
5.11  Successors........................................................... B-24
5.12  Benefits of This Agreement........................................... B-24
5.13  Governing Law........................................................ B-24
5.14  Severability......................................................... B-24
5.15  Effective Date....................................................... B-24
5.16  Determinations and Actions by the Board of Directors................. B-24
5.17  Time of the Essence.................................................. B-25
5.18  Execution in Counterparts............................................ B-25

                  SHAREHOLDER PROTECTION RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER PROTECTION RIGHTS PLAN AGREEMENT, dated as of the 24th day of August 1993, and amended and restated on the 21st day of May, 1998, between Intertape Polymer Group Inc., a corporation amalgamated under the Canada Business Corporations Act (the "Corporation"), and CIBC Mellon Trust Company (formerly known as The R-M Trust Company), a trust company incorporated under the laws of Canada (the "Rights Agent");

WITNESSES THAT:

       WHEREAS the Corporation and the Rights Agent entered into a Shareholder Protection Rights Plan Agreement dated as of the 24th day of August 1993 and wish to amend and restate such Shareholder Protection Rights Agreement by entering into this Agreement;

       WHEREAS the Board of Directors (as hereinafter defined) has determined that it is advisable and in the best interests of the Corporation to maintain in force the shareholder protection rights plan;

       WHEREAS in order to implement the adoption of a shareholder protection rights plan as established by this Agreement, the Board of Directors has:

       (a) authorized effective 5:00 p.m. (Montreal time) on September 1, 1993 the issuance of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the Record Time (as hereinafter defined); and

       (b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

       WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities or other assets of the Corporation pursuant to the terms and subject to the conditions set forth herein; and

       WHEREAS the Corporation has appointed the Rights Agent to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein.

       NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, subject to such covenants and agreements, the parties hereby agree as follows:


                           ARTICLE 1 -- INTERPRETATION

1.1.   CERTAIN DEFINITIONS

       For purposes of this Agreement, the following terms have the meanings indicated:

       "ACQUIRING PERSON" shall mean, subject to Section 1.4, any Person who, at any time after July 16, 1993 and prior to the Expiration Time, is the Beneficial Owner of 20 percent or more of the outstanding Voting Shares, specifically excluding the following Persons:

       (i)   the Corporation or any Subsidiary of the Corporation;

      (ii) any employee benefit plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation, or any Person organized, appointed or established by the Corporation for or pursuant to the terms of any such plan or trust and acting in such capacity; and

      (iii) any Person who becomes the Beneficial Owner of 20 percent or more of the outstanding Voting Shares as a result of one or any combination of (A) an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by such Person to 20 percent or more of the Voting Shares then outstanding, (B) Permitted Bid Acquisitions, or
             (C) Exempt Acquisitions, provided, however, that if a Person becomes the Beneficial Owner of 20 percent or more of the outstanding Voting Shares by reason of one or more or any combination of the operation of parts (A), (B) or (C) above and, after so becoming, becomes the Beneficial Owner of any additional Voting Shares other than pursuant to Permitted Bid Acquisitions or through Exempt Acquisitions or employee stock option or purchase plans or as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class ("Pro Rata Acquisitions") then as of the date of such additional Beneficial Ownership such Person shall become an Acquiring Person.

       "AFFILIATE" shall have the meaning ascribed to such term in Section 1(2) of the Securities Act (Quebec).

       "AGREEMENT" "herein", "hereof", "hereto", "hereunder", "hereby" and similar expressions shall mean or refer to this shareholder protection rights plan agreement as amended and restated on May 21, 1998 between the Corporation and the Rights Agent, as amended, modified, supplemented or restated from time to time and not to any particular part of this Agreement; and the expression "Article", "Section, "Subsection", "paragraph" and "clause" followed by a number shall mean and refer to the specified Article, Section, Subsection, paragraph or clause of this Agreement.

       "ANNUAL CASH DIVIDENDS" shall mean cash dividends paid in any fiscal year of the Corporation on its Common Shares to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

       (i) 200 percent of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

      (ii) 300 percent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

     (iii) 100 percent of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

       "ASSOCIATE" shall have the meaning ascribed to such term in the Securities Act (Quebec), provided that a Fiduciary is not an Associate of a trust or trusts for which the Fiduciary is acting as trustee or in a similar capacity and where the Fiduciary has no investment authority (including none of the rights of control or direction) and no beneficial interest in the securities owned by the other person and the trust or trusts are not otherwise affiliated with or acting jointly or in concert with the Fiduciary or each other.

       A Person shall be deemed the "BENEFICIAL OWNER" of, and to have "BENEFICIAL OWNERSHIP" of, and to "BENEFICIALLY OWN":

       (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the direct or indirect beneficial owner and for this purpose a Person shall be deemed to be a beneficial owner of all securities (A) owned by a partnership of which the Person is a partner, (B) owned by a trust of which the Person is a beneficiary, (C) owned jointly or in common with others and (D) of which the Person may be deemed to be the beneficial owner
             (whether or not of record) pursuant to the provisions of the Canada Business Corporations Act, the Securities Act (Quebec), including Sections 111 and 112 thereof, or Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules or, if such laws, regulations or rules shall be rescinded and there shall be no comparable or successor laws, regulations or rules, pursuant to the provisions of the Canada Business Corporations Act, the Securities Act (Quebec) or
             Rule 13d-3 or 13d-5 under the 1934 Exchange Act as in effect on the date of this Agreement);

      (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has either or both (A) the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and banking group or selling group members with respect to a BONA FIDE public offering of securities and other than pledges of securities in the ordinary course of business which meet all of the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise or (B) the right to vote such security (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise), pursuant to any proxy agreement, arrangement or understanding (whether or not in writing) or otherwise;

     (iii) any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) by any other Person with which a Person or any of its Affiliates or Associates is acting in concert or jointly or has any proxy agreement, arrangement or understanding (whether or not in writing) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares or acquiring, holding or disposing of a significant portion of the property or assets of the Corporation or any Subsidiary of the Corporation, other than: (A) customary agreements with and between underwriters and banking group or selling group members with respect to a BONA FIDE public offering of securities or (B) agreements between a Fiduciary, acting as such, and another Person, where the Fiduciary has no investment authority (including none of the rights of control or direction) and no beneficial interest in the securities owned by the other Person;

provided, however, that a Person shall not be deemed the "Beneficial Owner" or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

       (A) solely because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or made by any of such Person's Affiliates or Associates until such deposited or tendered security has been taken up or paid for, whichever shall first occur; or

       (B) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to and in accordance with the applicable rules and regulations under the Canada Business Corporations Act or the Securities Act (Quebec); or

       (C) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation made or to be made pursuant to and in accordance with the applicable rules and regulations referred to in
             (B) above; or

       (D) held for or pursuant to the terms of any employee stock ownership or other employee benefit plan of the Corporation or a wholly-owned Subsidiary of the Corporation.

       For purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all Voting Shares as to which such Person is deemed the Beneficial Owner shall be deemed outstanding.

       "BOARD OF DIRECTORS" shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof.

       "BUSINESS DAY" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Montreal are authorized or obligated by law or executive order to close.

       "CANADA BUSINESS CORPORATIONS ACT" shall mean the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

       "CANADIAN DOLLAR EQUIVALENT" of any amount which is expressed in United States dollars shall mean on any date the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. -- Canadian Exchange Rate in effect on such date.

       "CLOSE OF BUSINESS" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Montreal of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Montreal of the Rights Agent) closes to the public.

       "CDN" shall mean the trade reporting and quotation system for over-the-counter trading operated by The Canadian Dealing Network Inc.

       "COMMON SHARES" shall mean the common shares without par value in the capital of the Corporation (or of another corporation into which the Corporation may have been amalgamated) and any other shares of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed, and so on from time to time.

       "CO-RIGHTS AGENTS" shall have the meaning ascribed thereto in Subsection 4.1(a).

       "ELECTION TO EXERCISE" shall have the meaning ascribed thereto in Subsection 2.2(d).

       "EXEMPT ACQUISITIONS" shall mean acquisitions in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b) or Subsection 5.1(c) or which was made as on or prior to the date of this Agreement.

       "EXERCISE PRICE" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof and in particular in accordance with Sections 2.3 and 3.1, shall be $75.00.

       "EXPANSION FACTOR" shall have the meaning ascribed thereto in Subsection 2.3(a).

       "EXPIRATION TIME" shall mean the earlier of:

       (i)   the Termination Time; or

      (ii)   the close of business on September 1, 2003.

       "FIDUCIARY" shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States or any state of the United States.

       "FLIP-IN EVENT" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person.

       "GRANDFATHERED PERSON" and "GRANDFATHERED BIDDER" shall have the respective meanings ascribed thereto in Section 1.4.

       "HOLDER" shall have the meaning ascribed thereto in Section 2.8.

       "MARKET PRICE" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in
Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

       (i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the stock exchange on which the greater number of shares has been traded on such day or if the shares are listed only on one stock exchange at that time, that stock exchange, or

      (ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on any stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the securities exchange in Canada or the United States on which the Common Shares are primarily traded, or

     (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a securities exchange in Canada or the United States or on any consolidated reporting system, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by NASDAQ or, if the securities are not quoted on NASDAQ, as reported by CDN or such other system then in use, or

      (iv) if on any such date the securities are not quoted by any such organizations the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided however, that if on any such date the securities are not traded in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair value per share of securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive trading day period in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof. Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price of which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the improper manipulation.

       "NASDAQ" shall mean the National Association of Dealers, Inc. Automated Quotation System.

       "1933 SECURITIES ACT" shall mean the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, and any successor laws or regulations thereto.

       "1934 EXCHANGE ACT" shall mean the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, and any successor laws or regulations thereto.

       "NOMINEE" shall have the meaning ascribed thereto in Subsection 2.2(c).

       "OFFER TO ACQUIRE" shall include:

       (i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares; and

      (ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

       "OFFEROR" shall mean a Person who has announced an intention to make or who has made a Take-over Bid.

       "OFFEROR'S SECURITIES" means Voting Shares Beneficially Owned by an Offeror.

       "PERMITTED BID" means a Take-over Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the provisions of Part XVII of the Canada Business Corporations Act and the regulations thereunder, the provisions of Title IV of the Securities Act (Quebec) and the regulations thereunder (or such comparable or successor laws or regulations or, if such provisions shall be repealed and there shall be no comparable or successor laws or regulations, pursuant to such provisions as in effect on the date of this Agreement) and in compliance with all other applicable securities laws and regulations, subject to any exemptions ordered or granted for purposes of uniformity, and which also complies with the following additional provisions:

       (i) the Take-over Bid is made for all Voting Shares to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation and the time of expiry of the Take-over Bid does not occur prior to a date which is not less than 90 days following the Take-over Bid;

      (ii) subject to Subsection 1.4(b), the Offeror does not at the commencement of nor at any time during the currency of the Take-over Bid Beneficially Own more than 5 percent of the outstanding Voting Shares;

     (iii) the Take-over Bid contains, and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 90 days following the date of the Take-over Bid;

      (iv) the Take-over Bid contains irrevocable and unqualified provisions that all Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date referred to in clause (iii) hereof and that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on a date which is not less than 90 days following the date of the Take-over Bid;

       (v) the Take-over Bid contains an irrevocable and unqualified condition, which for greater certainty may not be waived by the Offeror, and which may not be extended without the prior written approval of the Corporation, that not less than 50 percent of the then outstanding Voting Shares, other than Offeror's Securities, must be deposited to the Take-over Bid and not withdrawn at the close of business on the 80th day following the date of the Take-over Bid, and the Offeror shall publicly announce and advise the Corporation forthwith and in any event not more than one Business Day thereafter whether or not such condition has been satisfied;

      (vi) the Offeror shall provide the Rights Agent, within two Business Days of the announcement of the Take-over Bid, with a list of all the Offeror's Securities together with the particulars of the registration of all such securities and an undertaking to update such list on a daily basis during the currency of the Take-over Bid to reflect any changes occurring or to occur in such Beneficial Ownership, and shall continually perform such obligation;

     (vii) the Offeror, or any of its Affiliates or Associates, or any Person acting jointly or in concert with the Offeror or any of its Affiliates or Associates in connection with the Take-over Bid, shall not have entered into either prior to the commencement of the Take-over Bid nor at any time during the currency thereof any agreement, commitment or understanding, whether formal or informal, with a Person who Beneficially Owns 20 percent or more of the outstanding Voting Shares with respect to the Voting Shares Beneficially Owned by such Person; and

    (viii) the Take-over Bid is made on terms and conditions that comply with, and which do not and will not, upon its completion, result in the Corporation or any Subsidiary of the Corporation being in default under, or in contravention of, any applicable laws;

provided that, for greater certainty, the Offeror shall be entitled to withdraw its Take-over Bid at any time prior to the termination thereof should it be otherwise entitled to do so under applicable law.

       "PERMITTED BID ACQUISITIONS" shall mean acquisitions of securities of the Corporation made pursuant to a Permitted Bid.

       "PERSON" shall mean an individual, body corporate, partnership, syndicate or other form of unincorporated association, government, government agency or instrumentality, entity or group whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

       "PRO RATA ACQUISITIONS" shall have the meaning ascribed thereto in paragraph (ii) of the definition of "Acquiring Person" in Section 1.1.

       "RECORD TIME" shall mean the close of business on September 1, 1993.

       "REDEMPTION PRICE" shall have the meaning ascribed thereto in Subsection 5.1(a).

       "RIGHT" shall mean a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement.

       "RIGHTS CERTIFICATE" shall have the meaning ascribed thereto and be in the form provided in Subsection 2.2(c).

       "RIGHTS REGISTER" shall have the meaning ascribed thereto in Subsection 2.6(a).

       "RIGHTS REGISTRAR" shall have the meaning ascribed thereto in Subsection 2.6(a).

       "SECURITIES ACT (QUEBEC)" shall mean the Securities Act, R.S.Q., C.V-1.1, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.

       "SEPARATION TIME" shall mean the close of business on the eighth Trading Day after the earliest of:

       (i)   the Stock Acquisition Date;

      (ii) the date of the commencement of, or first public announcement of, the intent of any Person (other than a Person referred to in clause
             (i) of the definition of "Acquiring Person") to commence a Take-over Bid (other than a Permitted Bid) and

     (iii) the date upon which a Take-over Bid that is a Permitted Bid ceases to be a Permitted Bid,

or such earlier or later time as may be determined by the Board of Directors; provided that, if any Take-over Bid referred to in clause (ii) or (iii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made.

       "STOCK ACQUISITION DATE" shall mean the date of public announcement by the Corporation that an Acquiring Person has become such.

       "SUBSIDIARY" of any Person shall mean any corporation or other entity of which a majority of the voting power or a majority of the equity interest is Beneficially Owned by such Person.

       "TAKE-OVER BID" shall mean an Offer to Acquire Voting Shares where the Voting Shares subject to the Offer to Acquire, together with the Offeror's Securities, constitute in the aggregate 20 percent or more of the outstanding Voting Shares at the date of the Offer to Acquire.

       "TERMINATION TIME" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 3.2 or 5.1.

       "TRADING DAY", when used with respect to any securities, shall mean a day on which the principal securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

       "U.S. -- CANADIAN EXCHANGE RATE" shall mean on any date:

       (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

      (ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

       "VOTING SHARES" shall mean the Common Shares and any other shares in the capital of or voting interests of the Corporation entitled to vote generally in the election of all directors. The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

       100 x  A
             ---
              B

where

       A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person, and

       B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares;

provided that where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

1.2.   CURRENCY

       All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3.   HEADINGS

     The division of this Agreement into Articles, Sections, Subsections and paragraphs and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4.   GRANDFATHER PROVISIONS

       (a) A Person shall not be and shall not be deemed to be an Acquiring Person if such Person (a "Grandfathered Person") is the Beneficial Owner of 20 percent or more of the outstanding Voting Shares as at July 16, 1993; provided, however, that the exception in this Subsection 1.4(a) shall cease to be applicable to a Grandfathered Person who shall after July 16, 1993 become, pursuant to one or more transactions or events, the Beneficial Owner of additional Voting Shares constituting in the aggregate more than one percent of the outstanding Voting Shares determined as at July 16, 1993, other than pursuant to Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions.

       (b) For the purpose of determining whether a Person is entitled to make a Permitted Bid, the provisions of paragraph (ii) of the definition of "Permitted Bid" in Section 1.1 shall not apply to a Person (a "Grandfathered Bidder") who is the Beneficial Owner of more than 5 percent but less than 20 percent of the outstanding Voting Shares who acquired all of such shares in a distribution directly or indirectly from a Granfathered Person (a "Grandfathered Person Partial Transferee") at a date after July 16, 1993 (the "Transfer Time") provided that the exception in this Subsection 1.4(b) shall cease to be applicable to a Grandfathered Bidder (and a Take-over Bid that would otherwise constitute a Permitted Bid shall cease to be a Permitted Bid) if such Grandfathered Bidder shall after the Record Time (or, in the case of a Grandfathered Person Partial Transferee only, after the Transfer Time) become, pursuant to one or more transactions or events, the Beneficial Owner of additional Voting Shares constituting in the aggregate more than 1 percent of the outstanding Voting Shares determined as at the Record Time, other than pursuant to Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions.

       (c) For greater certainty, for the purposes of this Section 1.4, a Person shall be deemed to have become the Beneficial Owner of additional Voting Shares if the Person becomes the Beneficial Owner of such Voting Shares pursuant to a transaction or event and, as a result, such Person is the Beneficial Owner of a greater number of Voting Shares than the number of Voting Shares that such Person Beneficially Owned immediately prior to such transaction or event.

                             ARTICLE 2 -- THE RIGHTS

2.1.   LEGEND ON COMMON SHARE CERTIFICATES

       Certificates representing Common Shares, which certificates are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall, also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

       "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder thereof to certain rights described in a Shareholder Protection Rights Plan Agreement, dated as of the 24th day of August 1993, as amended and restated from time to time (the "Rights Agreement"), between Intertape Polymer Group Inc. and CIBC Mellon Trust Company, a copy of which is on file at the principal executive offices of the Corporation the terms of which are incorporated herein by reference. Under certain circumstances set out in the Rights Agreement, the rights may be redeemed, may expire, may become null and void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person") or may be evidenced by separate certificates and no longer evidenced by this certificate. Upon written request, copy of the Rights Agreement will be mailed within five days to the holder of this Certificate."

       Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the Separation Time.

2.2.   INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS

       (a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights Beneficially Owned by the Corporation or any of its Subsidiaries shall be void.

       (b) Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes each Right will be evidenced by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such Common Shares.

       (c) From and after the Separation Time and prior to the Expiration Time, the Rights shall be exercisable and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee"), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the

             Rights Agent for this purpose):

             (i) a Rights Certificate in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and

             (ii)  a disclosure statement describing the Rights,

             provided that a Nominee shall be sent the materials provided for above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

       (d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal stock transfer office in the City of Montreal, or the principal stock transfer office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation, the Rights Certificate evidencing such Rights with an election to exercise such Rights
             (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Corporation of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

       (e) Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by Subsection 2.2(a) or 3.1(b) and payment as set forth in Subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation as a result of the Corporation being of the opinion that such Right is null and void as provided in Subsection 2.2(a) or 3.1(b) or that it would be inappropriate to issue such Right where the circumstances of
             Section 3.2 shall apply) will thereupon promptly:

             (i) requisition from a transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions); and

             (ii) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder.

       (f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

       (g)   The Corporation covenants and agrees that it will:

             (i) take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

             (ii) take all such action as may be necessary and within its power to comply with the requirements of the Canada Business Corporations Act, the Securities Act (Quebec), the securities laws or comparable legislation of each of the provinces of Canada and the 1933 Securities Act and the 1934 Exchange Act and any other applicable law, rule or regulation applicable to the issuance and delivery of the Rights Certificates and the issuance of any securities upon exercise of Rights;

             (iii) use reasonable efforts to cause all securities issued upon exercise of Rights to be listed upon issuance on the principal exchanges on which the Common Shares were traded prior to the Stock Acquisition Date;

             (iv) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

             (v) pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital gain taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised; and
             (vi) after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3.   ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS

       The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

       (a) In the event the Corporation shall at any time after the date of this Agreement:

             (i) declare or pay a dividend on its Common Shares payable in Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire its Common Shares or other capital stock) other than pursuant to any optional stock dividend program and other than a dividend payable in Common Shares in lieu of annual cash dividends;

             (ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

             (iii) combine or change the outstanding Common Shares into a smaller number of Common Shares or

             (iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted:

             (x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

             (y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in the first sentence of this Subsection 2.3(a), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect, and the Corporation will not consolidate with, amalgamate with or into or enter into an arrangement with, any other Person unless such Person agrees to be bound by the terms of an amendment effecting, such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

       (b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) of less than 90 percent of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share, and the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

            For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

       (c) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all or substantially all of the holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than annual cash dividends), assets (including securities, but except a dividend described in paragraph 2.3(a)(i), or rights, options or warrants (excluding those referred to in Subsection 2.3(b), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such rights or warrants applicable to a Common Share and the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

       (d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of three years from the date of the transaction which mandates such adjustment or the Termination Date.

       (e) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph 2.3(a)(i) or 2.3(a)(iv), or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, then, unless the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) in connection with such transaction will appropriately protect the interests of the holders of Rights, the Corporation will determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), 2.3(b) and 2.3(c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c), shall be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

       (f) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

       (g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

       (h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

       (i) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board of Directors shall determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

       (j) In any case in which this Section 2.3 shall require any adjustment, the Corporation shall deliver to the Rights Agent a certificate duly executed by an officer of the Corporation describing such adjustment, in addition to any other statement or document required by this Section 2.3.

2.4.   DATE ON WHICH EXERCISE IS EFFECTIVE

       Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant transfer books of the Corporation are open.

2.5.   EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES

       (a) The Rights Certificates shall be executed on behalf of the Corporation by its Chairman, President or any of its Vice Presidents and by its Secretary or one of its Assistant Secretaries. The signature and attestation of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

       (b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

       (c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6.   REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE

       (a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

             After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

       (b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

       (c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this
             Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7.   MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES

       (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

       (b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a BONA FIDE purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

       (c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

       (d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.8.   PERSONS DEEMED OWNERS

       The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Share certificate).

2.9.   DELIVERY AND CANCELLATION OF CERTIFICATES

       All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10. AGREEMENT OF RIGHTS HOLDERS

       Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

       (a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

       (b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the Common Share certificate representing such Right;

       (c) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

       (d) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein); and

       (e) that without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein.

2.11.  RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER

       No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of Directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

                           ARTICLE 3 -- FLIP-IN EVENT

3.1.   FLIP-IN EVENT

       (a) Subject to Subsection 3.1(b), Section 3.2, Subsection 5.1(b), Subsection 5.1(c) and the second sentence of Subsection 2.2(a), in the event that prior to the Expiration Time a Flip-In Event shall occur, each Right shall constitute, effective on and after the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares as shall equal the result obtained by (i) multiplying the then current Exercise Price by the number of Common Shares for which each Right is exercisable immediately prior to the Stock Acquisition Date and dividing that product by (ii) 50 percent of the Market Price on the Stock Acquisition Date of the Common Shares (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

       (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by:

             (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

             (ii) a transferee of Rights, directly or indirectly, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such, shall become null and void without any further action, and any holder of such Rights (including transferees) shall not have any rights whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

       (c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act (Quebec), the securities laws or comparable legislation in each of the provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act and the rules of the stock exchange(s) where the Common Shares are listed at such time in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2.   EXCHANGE OPTION

       (a) In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors, at its option, at any time after a Flip-in Event has occurred, may authorize the Corporation to issue or deliver in respect of each Right which is not void pursuant to the second sentence of Subsection 2.2(a) or Subsection 3.1(b), either
             (i) in return for the Exercise Price and the Right, debt or equity securities or assets of the Corporation (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or assets of the Corporation (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights, where in either case the value of such debt or equity securities or assets (or a combination thereof) and, in the case of an issue of debt or equity securities or assets (or a combination thereof) pursuant to (ii), the value of the Right shall be determined by the Board of Directors who may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors.

       (b) If the Board of Directors authorizes the exchange of debt or equity securities or assets of the Corporation (or a combination thereof) for Rights pursuant to Subsection 3.2(a), without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive the debt or equity securities or assets of the Corporation (or a combination thereof) in accordance with the exchange formula authorized by the Board of Directors. Within ten Business Days after the Board of Directors has authorized an exchange for Rights pursuant to Subsection 3.2(a), the Corporation shall give notice of such exchange to the holders of such Rights by mailing such notice to all such holders at their last addresses as they appear upon the register of Rights holders maintained by the Rights Agent. Each such notice of exchange will state the method by which the exchange of debt or equity securities or assets of the Corporation (or a combination thereof) for Rights will be effected.

       (c) In the event that there shall not be sufficient securities authorized but unissued to permit the exchange in full of such Rights pursuant to this Section 3.2, the Corporation shall take all such action as may be necessary and within its power to authorize additional securities for issuance upon the exchange of Rights.

       (d) The Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole security. Alternatively, fractional shares may, at the election of the Corporation, be evidenced by scrip certificates.

                           ARTICLE 4 -- THERIGHTSAGENT

4.1.   GENERAL

       (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such Co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this

             Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

             The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

       (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2.   MERGER OR AMALGAMATION OR CHANGE OF NAME OF RIGHTS AGENT

       (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

       (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3.   DUTIES OF RIGHTS AGENT

       The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

       (a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

       (b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice President of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

       (c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

       (d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

       (e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

       (f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

       (g) the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be the Chairman of the Board, the President, any Vice President, or the Treasurer or the Controller of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

       (h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

       (i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4.   CHANGE OF RIGHTS AGENT

       The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

                             ARTICLE 2 -- THE RIGHTS

5.1.   REDEMPTION AND WAIVER

       (a) The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

       (b) The Board of Directors may until the Separation Time determine, upon prior written notice delivered to the Rights Agent, to waive the application of Section 3.1 to any particular Flip-in Event.

       (c) The Board of Directors may prior to the Separation Time waive the application of Section 3.1 to any particular Flip-in Event, provided that both of the following conditions are satisfied:

             (i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that he would become an Acquiring Person; and

             (ii) such Acquiring Person has reduced his Beneficial Ownership of Voting Shares such that at the time of waiver pursuant to this subsection he is no longer an Acquiring Person.

       (d) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date of expiry of a Permitted Bid, provided that the Offeror takes up and pays for the Voting Shares pursuant to the terms and conditions of the Permitted Bid.

       (e) If the Board of Directors elects to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

       (f) Within ten days after the Board of Directors electing to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last address as they appear upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1, or other than in connection with the purchase of Common Shares prior to the Separation Time.

5.2.   EXPIRATION

       No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3.   ISSUANCE OF NEW RIGHTS CERTIFICATES

       Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4.   SUPPLEMENTS AND AMENDMENTS

       (a) Subject to prior written approval of The Toronto Stock Exchange, the Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Rights:

             (i) to make any changes which the Board of Directors acting in good faith may deem necessary or desirable, provided that no such supplement or amendment made on or after the Separation Time shall materially adversely affect the interests of the holders of Rights generally and provided further that no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment; or

             (ii) in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provisions herein or otherwise defective.

       (b) The Corporation may, with the consent of the holders of Rights obtained as set forth below, at any time after the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given and be binding upon all holders of Rights if such action is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50 percent plus one of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws with respect to meetings of its shareholders.

       (c) Any supplement or amendment to this Agreement made by the Board of Directors pursuant to paragraph 5.4(a)(i) in connection with the definitions of "Acquiring Person", "Exercise Price", "Expiration Time", "Flip-in Event", "Grandfathered Person" or "Permitted Bid" shall, if made prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm or reject such supplement or amendment; if made at or after the Separation Time such supplement or amendment shall be submitted to the holders of the Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders and the holders of Rights may, by ordinary resolution (on the same basis as described in Subsection 5.4(b)), confirm or reject such supplement or amendment. A supplement or amendment to this Agreement made by the Board of Directors as contemplated by the previous sentence shall be effective from the date of the relevant resolution of the Board of Directors until it is confirmed or rejected or until it ceases to be effective (as described in the next following sentence) and, where the supplement or amendment is confirmed, it continues in effect in the form in which it was so confirmed. If such supplement or amendment to this Agreement made by the Board of Directors is rejected by the shareholders or holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such supplement or amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted, or from and after the last date on which a meeting of holders of Rights should have been but was not held, and no subsequent resolution of the Board of Directors to supplement or amend the Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

5.5.   FRACTIONAL RIGHTS AND FRACTIONAL SHARES

       (a) Subject to Subsection 3.2(d) in respect of circumstances referred to in Subsection 3.2(a), the Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and no amount shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable.

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. Fractions of Common Shares may, at the election of the Corporation, be evidenced by scrip certificates. In lieu of issuing fractional Common Shares, the Corporation may pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.

5.6.   RIGHTS OF ACTION

       Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7. REGULATORY APPROVALS

     Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority.

5.8. DECLARATION AS TO NON-CANADIAN AND NON-U.S. HOLDERS

     If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States of America in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9. NOTICES

     Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, by telecopier or by other similar means of telecommunications addressed (until another address is filed in writing with the Rights Agent) as follows:

     Intertape Polymer Group Inc.
     110E Montee de Liesse
     Ville St-Laurent, Quebec
     H4T 1N4

     Telephone: (514) 731-7591
     Telecopier: (514) 731-5039

     ATTENTION: PRESIDENT AND CHIEF EXECUTIVE OFFICER

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, by telecopier or by other similar means of telecommunications addressed (until another address is filed in writing with the Corporation) as follows:

     CIBC Mellon Trust Company
     2001 University
     16th Floor
     Montreal, Quebec
     H3A 2A6

     Telephone: (514) 285-3603
     Telecopier: (514) 285-3640

     ATTENTION: MANAGER

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, by telecopier or by other similar means of telecommunications addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

5.10.   COSTS OF ENFORCEMENT

     The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant thereto in any action, suit or proceeding in which a court of competent jurisdiction in a final non-appealable judgement has rendered judgement in favour of the holder.

5.11.    SUCCESSORS

     All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12.    BENEFITS OF THIS AGREEMENT

     Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13.    GOVERNING LAW

     This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Quebec and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14.    SEVERABILITY

     If any Section, subsection, term or provision hereof or the application thereof to any circumstance or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, term or provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15.    EFFECTIVE DATE

     This Agreement is effective and in full force and effect in accordance with its terms from the date hereof.

5.16.    DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS

     The Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, (ii) make the public announcement referred to under "Stock Acquisition Date" in Section

1.1 and (iii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of subsection (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall (x) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights Certificates (including Rights which are void pursuant to the provisions) and all other parties, and (y) not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights Certificates (including Rights which are void pursuant to the provisions).

5.17.    TIME OF THE ESSENCE

     Time shall be of the essence in this Agreement.

5.18.    EXECUTION IN COUNTERPARTS

     This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                       INTERTAPE POLYMER GROUP INC.


                                       By:
                                           ------------------------------------

                                       By:
                                           ------------------------------------

                                       CIBC MELLON TRUST COMPANY


                                       By:
                                           ------------------------------------

                                       By
                                           ------------------------------------

                                   EXHIBIT "A"
[Form of Rights Certificate]
                                              Certificate No. ____________Rights

     THE RIGHTS ARE SUBJECT TO TERMINATION, AT THE OPTION OF THE CORPORATION,
ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) MAY BECOME VOID.

                               RIGHTS CERTIFICATE
     This certifies that ___________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Protection Rights Plan Agreement dated as of the 24th day of August 1993, and amended and restated on May 21, 1998 (the "Rights Agreement") between Intertape Polymer Group Inc., a corporation amalgamated under the Canada Business Corporations Act (the "Corporation") and CIBC Mellon Trust Company (formerly known as The R-M Trust Company), a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Rights Agreement), as amended, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Montreal. The Exercise Price shall initially be $75.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

     In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital stock of the Corporation other than Common Shares or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

     This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation.

     This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

     Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be terminated by the Corporation under certain circumstances at its option.

     No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

     This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

     WITNESS the facsimile signature of the proper officers of the Corporation.

INTERTAPE POLYMER GROUP INC.

Date:
      -------------------------------


By:                                    By:
      -------------------------------       -------------------------------

Title:                                 Title:
      -------------------------------       -------------------------------


Countersigned:

CIBC MELLON TRUST COMPANY

By
      -------------------------------
           Authorized Signature

                               FORM OF ASSIGNMENT
                (To be executed by the registered holder if such
              holder desires to transfer the Rights Certificates.)

     FOR VALUE_________________________ hereby sells, assigns and transfers unto
________________________________________________________________________________
______________________________________________________________
              (Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________________, as attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.


Dated:
       -------------------------------



                                       ----------------------------------------
Signature Guaranteed:                  Signature

                                       (Signature must correspond to name as
                                       written upon the face of this Rights
                                       Certificate in every particular, without alteration or enlargement or any change whatsoever)

     Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

                            (To be completed if true)
     The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).



                                       ----------------------------------------
                                       Signature

                   [To be attached to each Rights Certificate]

                          FORM OF ELECTION TO EXERCISE

TO:  INTERTAPE POLYMER GROUP INC.

     The undersigned hereby irrevocably elects to exercise __________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

---------------------------------------------------

---------------------------------------------------

---------------------------------------------------
Address:

---------------------------------------------------
Social Insurance, Social Security
or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:


---------------------------------------------------

---------------------------------------------------

---------------------------------------------------
Address:

---------------------------------------------------
Social Insurance, Social Security
or Other Taxpayer Identification Number

Dated:
      ---------------------------------------------



                                       ----------------------------------------
Signature Guaranteed:                  Signature

                                       (Signature must correspond to name as
                                       written upon the face of this Rights
                                       Certificate in every particular, without alteration or enlargement or any change whatsoever)

     Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.


                            (To be completed if true)

     The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).



                                       ----------------------------------------
                                       Signature







                                     NOTICE

     In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement). No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof.

                                    EXHIBIT C

                          INTERTAPE POLYMER GROUP INC.
                       AMENDED EXECUTIVE STOCK OPTION PLAN

1.     PURPOSE OF THE PLAN

       The purpose of the Amended Executive Stock Option Plan (the "Plan") of Intertape Polymer Group Inc. (the "Company") is:

       (a) to promote a proprietary interest in the Company and its subsidiaries among their executives and directors;

       (b) to encourage the executives and directors to further the development of the Company and its subsidiaries; and

       (c) to attract and retain the key employees necessary for the Company's and its subsidiaries' long-term success.

2.     ADMINISTRATION

       The Plan shall be administered by the Board of Directors of the Company (the "Board"). The Board shall have full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or desirable for the administration of the Plan. All decisions and determinations of the Board respecting the Plan shall be binding upon the Optionees (as hereinafter defined) and directors and conclusive.

3.     ELIGIBILITY AND PARTICIPATION

       The Board will designate those eligible employees who may participate in the Plan. Generally, participation in the Plan will be limited to those positions that can have a significant impact on the Company's or its subsidiaries' long-term results. Directors will be eligible under the Plan to receive grants in accordance with Section 5 hereof.

4.     DESCRIPTION AND NUMBER OF SECURITIES OFFERED

       The shares offered shall be "Common Shares" (the "Shares") of the Company. The total number of Shares reserved for issuance under the Plan shall be 2,405,242 Shares of the Company. The number of Shares of the Company so reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Shares of the Company and the number of Shares issuable to any one insider and such insider's associates within a one-year period shall not exceed 5% of outstanding Shares. The number of Shares reserved for issuance pursuant to stock options granted to insiders under the Plan or any other compensation arrangement of the Company shall not exceed 10% of the outstanding Shares and the number of Shares issuable to insiders within a one-year period under the Plan or any other compensation arrangement of the Company shall not exceed 10% of the outstanding Shares.

5.     GRANTS

       The Board shall designate from tie to time from among the eligible employees those employees (the "Optionees") and the directors of the Company to whom a grant (the "Grant") shall be made. The Board shall determine, at its discretion: the number of Shares to which such Grant relates, with reference inter alia to the Market Value of the Shares and taking into consideration with respect to an Optionee, the Optionee's base salary.

       The directors of the Company who are not part of management will be granted ten thousand (10,000) options, each vesting at the rate of two thousand (2,000) options per year with the first two thousand (2,000) options vesting on the day of the Grant. Thereafter, on an annual basis, the Board may, from time to time, grant to the directors of the Company who are not part of management two thousand (2,000) options, with the same vesting rate. Any new non-management director will receive a Grant of five thousand (5,000) options with the same vesting rate upon becoming a director. The Board shall take into consideration the market value of the Shares when such Grants are being made.

The Board shall determine, with respect to a Grant, at its discretion:

       (i) subject to the provisions hereof, the terms and conditions attaching thereto; and

       (ii) the date on which such Grant becomes effective.

6.     PRICE OF THE SHARES

       For the purposes of the Plan, "Market Value" shall mean the average of the closing price of the Shares on The Toronto Stock Exchange and the American Stock Exchange (collectively, the "Exchanges") for the day immediately preceding the day of Grant, subject to the rules and policies of the Exchanges. Notwithstanding the foregoing, the Market Value shall not be lower than the closing price of the Shares on The Toronto Stock Exchange for the day immediately preceding the day of Grant.

       The price of the Shares to be purchased through the exercise of an option shall be determined by the Board. The Board may determine different price for different Grants, but any such price shall never be less than the Market Value.

7.     OPTION PERIOD

       The options granted by the Board shall expire not later than ten (10) years after the date of Grant. The options granted to employees shall not be exercisable immediately on the date of such Grant, but shall vest twenty-five percent (25%) per year over four (4) years. Accordingly, twenty-five percent (25%) of the options so granted to employees shall be exercisable on or after the first anniversary of the Grant, or of the date such Grant becomes effective, as the case may be, and a further twenty-five percent (25%) of the options so granted shall be exercisable on or after each of the second, third and fourth anniversaries of the Grant, or of the date such Grant becomes effective, as the case may be.

Unless otherwise determined by the Board, all vested options under a particular Grant which have not been previously exercised or canceled shall expire twenty-four (24) months after the date of vesting of the last tranche of such Grant.

8.     PAYMENT OF THE SHARES

       Each Optionee must pay in full for the Shares purchased by way of exercising an option under the Plan.

9.     TERMINATION OF EMPLOYMENT, RETIREMENT AND DEATH

       9.1 When an Optionee ceases to be an employee of the Company or one of its subsidiaries, for any reason other than retirement or death, the Optionee shall be entitled to exercise, within a period of three (3) months from termination of employment, the options that have vested to the Optionee as at the time of termination. All of the Optionee's non-vested options shall be immediately canceled.

       9.2 When a director ceases to be a director of the Company, such director shall be entitled to exercise, within a period of three (3) months from such an event, the options that have vested to the director at the time such director ceases to be a director of the Company. All the director's non-vested options shall be immediately canceled.

       9.3 In the case of retirement, the Optionee shall be entitled to exercise, within a period of twelve (12) months from retirement, the options that have vested to the Optionee as at the time of retirement. All of the Optionee's non-vested options shall be immediately canceled.

       9.4 In the case of an Optionee's or director's death, the estate of the Optionee or director shall be entitled to exercise, within a period of twelve (12) months from death, any option for which rights have vested to the Optionee or director as at the time of death. All of the Optionee's or director's non-vested options shall be immediately canceled.

10.    DURATION, AMENDMENT OR TERMINATION OF PLAN

       Subject to the approval of The Toronto Stock Exchange, the Board may amend or terminate the Plan at any time but, in such event, the rights of Optionees or directors related to any options granted but unexercised under the Plan shall be preserved and maintained and no amendment can confer additional benefits upon Optionees or directors or other eligible employees without prior approval by the shareholders of the Company.

11.    OFFER FOR SHARES OF THE COMPANY

       In the event that, at any time, a bona fide offer to purchase all or part of the Shares outstanding is made to all holders of Shares, notice of such offer shall be given by the Company to each Optionee and director and all granted but unexercised options will become exercisable immediately, but only to the extent necessary to enable an Optionee or director to tender his/her Shares should he/she so desire.

12.    SUBDIVISION, CONSOLIDATION, CONVERSION OR RECLASSIFICATION

       In the event that the Shares of the Company are subdivided, consolidated, converted or reclassified by the Company, or that any other action of a similar nature affecting such Shares is taken by the Company, any unexercised option shall be appropriately adjusted, and the number of Shares reserved for issuance under the Plan shall be adjusted in the same manner.

13.    NECESSARY APPROVAL

       The Company's obligation to issue and deliver Shares in accordance with the Plan, as well as any amendment thereto, is subject to the approval of regulatory authorities having jurisdiction over the company's Shares.

14.    RIGHT NON-ASSIGNABLE

       The rights of an Optionee or a director pursuant to the provisions of this Plan are non-assignable.

15.    GOVERNING LAW

       The provisions of the Plan shall be interpreted in accordance with the laws of the Province of Quebec.

16.    PARTICIPATION VOLUNTARY

       16.1 The participation of an employee or director in the Plan is entirely voluntary and non obligatory and shall not be interpreted as conferring upon any such employee or director any rights or privileges other than those rights and privileges expressly provided in the Plan.

       16.2 The Plan does not provide any guarantee against any loss or profit which may result from fluctuation in the Market Value of the Shares.

                          INTERTAPE POLYMER GROUP INC.
                                      PROXY
              The Management of the Corporation Solicits this Proxy
The undersigned shareholder of INTERTAPE POLYMER GROUP INC. (the "Corporation") hereby appoints Melbourne F. Yull, failing whom, Michael L. Richards, or instead of the foregoing,

--------------------------------------------------------------------------------
as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MAY 21, 1998, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated below:

(1)  ELECTION OF DIRECTORS

/ / FOR all nominees listed below as     / /  WITHHOLD AUTHORITY to vote for all
    a group (except as marked to the          nominees listed below as a group
    contrary below)

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

Melbourne F. Yull, Eric E. Baker, Michael L. Richards, James A. Motley, Sr., Irvine Mermelstein, Ben J. Davenport, Jr., L. Robbie Shaw, Gordon R. Cunningham.

(2) VOTE FOR / / WITHHOLD FROM VOTING / / in respect of the appointment of Raymond Chabot Grant Thornton as auditors of the Corporation and authorizing the directors to fix their remuneration.

(3) VOTE FOR / / VOTE AGAINST / / WITHHOLD FROM VOTING / / the resolution approving the amended and restated Shareholder Protection Rights Plan.

(4) VOTE FOR / / VOTE AGAINST / / the resolution approving the amendments to the Amended Executive Stock Option Plan.

Date:
     ---------------------------------   --------------------------------------
                                                        Signature

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

(3) THE SHARES REPRESENTED BY THIS PROXY WILL, ON A SHOW OF HAND OR ANY BALLOT THAT MAY BE CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY THE SHAREHOLDER; IN THE ABSENCE OF ANY CONTRARY INSTRUCTIONS, THIS PROXY WILL BE VOTED "FOR" THE ITEMIZED MATTERS.




                                      PROXY
              PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.

                            FORMULAIRE DE PROCURATION
            VEUILLEZ COMPLETER ET POSTER DANS L'ENVELOPPE CI-JOINTE.


                        LE GROUPE INTERTAPE POLYMER INC.
                            FORMULAIRE DE PROCURATION

             La Direction de la Societe sollicite cette Procuration

Le soussigne, actionnaire de LE GROUPE INTERTAPE POLYMER INC. (la "Societe"), constitue par les presentes Melbourne F. Yull, ou a defaut, Michael L. Richards, ou, a leur place,

-------------------------------------------------------------------------------,
son fonde de pouvoir, pour assister et agir en son nom a L'ASSEMBLEE ANNUELLE ET SPECIALE DES ACTIONNAIRES DE LA SOCIETE QUI AURA LIEU LE 21 MAI 1998 ou a toute reprise. Il lui confere tous les pouvoirs qu'il pourrait exercer s'il etait present a une telle assemblee ou reprise, avec autorite pour le fonde de pouvoir de voter et d'agir selon sa discretion quant aux modifications ou aux variations apportees aux questions enoncees dans l'avis de convocation a l'assemblee et quant a toute autre question dument soumise a l'assemblee. CETTE PROCURATION EST SOLLICITEE PAR LA DIRECTION DE LA SOCIETE ET EN SON NOM.

Le fonde de pouvoir est par les presentes specifiquement autorise a exercer cette procuration afin de voter ou de s'abstenir de voter de la facon indiquee ci-dessous :

1) ELECTION DES ADMINISTRATEURS

   / / EN FAVEUR du groupe de candidats dont   / /  ABSTENTION de voter pour le
       les noms paraissent ci-dessous (sauf         groupe de candidats dont
       si indique au contraire)                     les noms apparaissent
                                                    ci-dessous.

(DIRECTIVES : POUR FAIRE EN SORTE QUE LE FONDE DE POUVOIR S'ABSTIENNE DE VOTER EN FAVEUR DE TOUT CANDIDAT, BIFFER LE NOM DU CANDIDAT EN QUESTION DANS LA LISTE CI-DESSOUS.)

Melbourne F. Yull, Eric E. Baker, Michael L. Richards, James A. Motley, Sr., Irvine Mermelstein, Ben J. Davenport, Jr., L. Robbie Shaw, Gordon R. Cunningham.

(2) EN FAVEUR / / ABSTENTION / / quant a la nomination du cabinet Raymond Chabot Grant Thornton comme verificateurs de la Societe et quant a l'autorisation aux administrateurs de fixer leur remuneration.

(3) EN FAVEUR / / CONTRE / / la resolution approuvant le plan de protection des droits des actionnaires modifie.

(4) EN FAVEUR / / CONTRE / / la resolution approuvant le Amended Executive Stock Option Plan modifie.

Date:
     ---------------------------------   --------------------------------------
                                                          Signature

Remarques :

(1) Cette procuration doit etre signee par l'actionnaire ou par son mandataire autorise par ecrit. Si l'actionnaire est une societe, la procuration doit porter son sceau ou etre signee par un diri-geant ou un mandataire dument autorise. Les codetenteurs doivent tous signer. Les exe-cu-teurs, administrateurs, fiduciaires et autres doivent faire mention de leur fonction lors-qu'ils signent. Une procuration non date est reputee porter la date de son envoi par la poste a l'actionnaire.

(2) UN ACTIONNAIRE PEUT NOMMER COMME FONDE DE POUVOIR POUR ASSISTER ET AGIR EN SON NOM A L'ASSEMBLEE UNE PERSONNE (QUI N'A PAS A ETRE ACTIONNAIRE) AUTRE QUE LES PERSONNES DESIGNEES DANS CE FORMULAIRE DE PROCURATION EN INSCRIVANT LE NOM DE CETTE PERSONNE DANS L'ESPACE PREVU OU EN REMPLISSANT UN AUTRE FORMULAIRE DE PROCURATION APPROPRIE.

(3) LORS D'UN VOTE A MAIN LEVEE OU D'UN, SCRUTIN, LES VOIX AFFERENTES AUX ACTIONS REPRE-SEN-TEES PAR CE FORMULAIRE DE PROCURATION SERONT EXPRIMEES, SELON LES DIRECTIVES DONNEES PAR L'ACTIONNAIRE, EN FAVEUR OU EN ABSTENTION D'UNE AFFAIRE; EN L'ABSENCE DE DIRECTIVES CONTRAIRES, LES VOIX AFFERENTES AUX ACTIONS SERONT EXPRIMEES "EN FAVEUR" DES QUESTIONS SPECIFIEES AUX PRESENTES.